   As filed with the Securities and Exchange Commission on February 18, 2000
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               ----------------

                               SUPPORT.COM, INC.
            (Exact name of registrant as specified in its charter)

     Delaware                    7389                       94-3282005
  (State or other    (Primary Standard Industrial        (I.R.S. Employer
   jurisdiction
of incorporation or   Classification Code Number)       Identification No.)
   organization)

                                 575 Broadway
                            Redwood City, CA 94063
                                (650) 556-9440
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                             RADHA RAMASWAMI BASU
                            Chief Executive Officer
                               SUPPORT.COM, INC.
                                 575 Broadway
                            Redwood City, CA 94063
                                (650) 556-9440
 (Name, address, including zip code and telephone number, including area code, of agent for service of process)

                               ----------------

                                  Copies to:

    Jorge del Calvo, Esq.                 Mark A. Bertelsen, Esq.
Allison Leopold Tilley, Esq.                Jose F. Macias, Esq.
    Davina K. Kaile, Esq.                     Betsey Sue, Esq.
Pillsbury Madison & Sutro LLP         Wilson Sonsini Goodrich & Rosati
     2550 Hanover Street                     650 Page Mill Road
     Palo Alto, CA 94304                    Palo Alto, CA 94304

                               ----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.


   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement numbers of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                          Proposed Maximum
         Class of Securities             Aggregate Offering       Amount of
          To Be Registered                    Price(1)         Registration Fee
-------------------------------------------------------------------------------
Common Stock, $.001 par value.......        $62,100,000            $16,395
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Includes up to         shares that may be sold to cover over-allotments,
    if any.

                               ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration filed with the Securities + +and Exchange Commission is effective. This prospectus is not an offer to sell + +securities, and we are not soliciting offers to buy these securities in any +
+state where the offer or sale is not permitted.                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    SUBJECT TO COMPLETION, DATED      , 2000

                                          Shares

                                     (logo)

                                  Common Stock

                                  -----------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between
$      and $      per share. We have applied to list our common stock on The
Nasdaq Stock Market's National Market under the symbol "SPRT."

  The underwriters have an option to purchase a maximum of additional shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 6.

                                                       Underwriting
                                              Price to Discounts and Proceeds to
                                               Public   Commissions  Support.com
                                              -------- ------------- -----------
Per Share....................................   $           $            $
Total........................................  $           $            $

  Delivery of the shares of common stock will be made on or about .

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

             Chase H&Q

                           Bear, Stearns & Co. Inc.

                                         Wit SoundView

                     The date of this prospectus is      .

                                   GATEFOLD
                  Graphic depicting Support.com's business:
                      the new infrastructure of support
                              Support.com Logo

Representative                  Corporate IT            Internet           Customers
                                                                                               Support.com provides web-enabled
list of                                                                                        automated, personalized support
                                Support outsourcers                                            software for eBusiness and
corporate IT,                                                                                  e-Commerce companies that seek to
                                                                                               differentiate themselves through
support outsourcer,                                                                            enhanced customer service.

Internet service                Internet service        Extranet           Partners            Business can lower costs, increase
                                provider                                   Clients             customer satisfaction and increase
provider and                                                               Suppliers           revenue by using support.com's
                                                                                               Internet support infrastructure
application service             Application service     Intranet           Employees           to support customers, partners,
                                provider                                                       suppliers and employees over
provider customers.                                                                            intranets and extranets and the
                                                                                               Internet.



                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Summary.............................    3
Risk Factors........................    6
Special Note Regarding Forward-
 Looking Statements.................   19
Use of Proceeds.....................   20
Dividend policy.....................   20
Capitalization......................   21
Dilution............................   22
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   24
Business............................   30

                                   Page
                                   ----
Management.......................   47
Certain Transactions.............   57
Principal Stockholders...........   59
Description of Capital Stock.....   61
Shares Eligible for Future Sale..   66
Underwriting.....................   68
Notice to Canadian Residents.....   71
Legal Matters....................   72
Experts..........................   72
Where You Can Find More
 Information.....................   72
Index To Financial Statements....  F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                 ------------

                     Dealer Prospectus Delivery Obligation

   Until (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                                 ------------

                                    SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully before making a decision whether to purchase our common stock.

                                  Support.com

   We are a leading provider of eBusiness infrastructure software that optimizes, automates and personalizes user support over the Internet. Our comprehensive suite of eSupport software products and services is designed to accelerate eBusiness growth by increasing the strategic value of support organizations and reducing support inefficiencies that would otherwise constrain expanding Internet initiatives. We offer customers the ability to automate problem avoidance through self-healing, promote call avoidance through user self-service and improve problem resolution through optimized assisted support. We sell our products and services to corporate information technology departments, Internet service providers, application service providers and support outsourcers. Our customers include Bear Stearns, Compaq Professional Services, Computer Sciences Corp., everdream, Excite@Home, Globo Cabo, JCPenney and micronpc.com.

   Businesses are seeking to deploy Internet, intranet and extranet technology solutions that automate and optimize interactions between a business, its employees, its customers, and members of its network of suppliers, distributors and business partners. According to the Gartner Group, the volume of nonfinancial goods and services sold through business-to-business e-commerce is expected to reach over $7 trillion worldwide in 2004. As organizations leverage the Internet to conduct business in this automated environment, high-quality user support becomes a competitive asset that enables them to differentiate their products and services and improve the efficiency of their operations.

   We believe technical support is the most critical form of user support as businesses and users increasingly rely on information technology infrastructure and the Internet to conduct commerce. The growing complexity of information systems, the proliferation of electronic devices, and the escalation in the number of users has made technical support increasingly difficult to deliver. In addition, many organizations lack an adequate support infrastructure to meet the demands imposed by the increasing volume of Internet commerce transactions.

   The growing complexity of support requires a highly personalized, automated and Web-based approach to intelligently identify and resolve user problems. Organizations need to transform eBusiness support operations from inefficient cost centers to highly productive and scalable competitive assets that increase customer loyalty, improve operational efficiencies and generate incremental revenue. We believe this can only be accomplished by adopting comprehensive eSupport solutions that deliver automated user support over the Internet. IDC estimates that the market for these eSupport solutions will grow from $3 billion in 1999 to over $14 billion in 2003.

   We offer a comprehensive suite of eSupport software products. Our product suite consists of:

   . Healing Agent --  User-based support agent that promotes personalized self-service and makes software self-healing by proactively identifying and repairing problems.

   . Support Center -- Centralized support infrastructure that optimizes remote assisted service and enables enterprise-wide problem resolution.

   . Support Portal -- Web platform that enables interactive full service and personalized online support.

   . Foundry --        Web support content authoring environment for automating
                       support actions and managing support content.

   Our eSupport solution delivers the following benefits:

  . Reduced costs through the automation and optimization of the support process.

  . Increased customer satisfaction through rapid problem resolution.

  . Accelerated eBusiness growth by converting the traditional call center into a revenue-generating business services desk.

   We believe that our leadership in providing eSupport infrastructure software gives us a competitive advantage as we develop solutions to address broader customer support opportunities.

   We were incorporated in Delaware in December 1997 under the name Replicase, Inc. We changed our name to Tioga Systems, Inc. in October 1998 and to Support.com in December 1999. Our principal executive offices are located at 575 Broadway, Redwood City, California 94063, and our telephone number at that address is (650) 556-9440. Our Web site is located at www.support.com. The information on our Web site is not part of this prospectus.

   Unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding on December 31, 1999 and assumes: (1) no exercise of the underwriters' over-allotment option, (2) the exercise of warrants to purchase 136,972 shares of our common stock that will expire if not exercised prior to completion of this offering and (3) conversion of all outstanding shares of preferred stock into common stock, and excludes: (1) 3,944,895 shares issuable upon exercise of options outstanding at a weighted average exercise price of $0.47 per share,
(2) 146,678 shares issuable upon exercise of warrants outstanding and
(3) 7,307,545 additional shares available for future issuance under our stock plans.

   Our trademarks include Support.com, the Support.com logo, ContextResponse Technology, Self-Healing, SupportAction and TierZero. This prospectus also includes trade names, trademarks and service marks of other companies and organizations.

                                  The Offering

 Common stock offered by Support.com................            shares
 Common stock to be outstanding after the offering..            shares
 Use of proceeds.................................... For repayment of debt and general corporate
                                                     purposes, including
                                                     working capital. See "Use
                                                     of Proceeds."
 Proposed Nasdaq National Market symbol............. SPRT

                                ----------------

                             Summary Financial Data
                     (in thousands, except per share data)

                                                   Period from
                                                    inception
                                                (December 3, 1997)  Year Ended
                                                 to December 31,   December 31,
                                                       1998            1999
                                                ------------------ ------------
Statement of Operations Data:
Total revenue.................................        $   18         $ 3,315
Loss from operations..........................        (2,804)        (14,464)
Net loss......................................        (2,750)        (14,294)
Accretion on redeemable convertible preferred
 stock........................................          (214)         (1,072)
Net loss attributable to common stockholders..        (2,964)        (15,366)
Net loss per share:
  Basic and diluted...........................         (0.57)          (2.31)
  Weighted average shares--basic and diluted..         5,227           6,643
Pro forma net loss per share:
  Basic and diluted...........................                         (0.71)
  Weighted average shares--basic and diluted..                        20,137

                                                            December 31, 1999
                                                           ---------------------
                                                                      Pro Forma
                                                            Actual   as Adjusted
                                                           --------  -----------
Balance Sheet Data:
Cash, cash equivalents and short-term investments......... $ 12,489      $
Working capital...........................................    9,338
Total assets..............................................   17,525
Long-term obligations, net of current portion.............    2,277
Redeemable convertible preferred stock....................   21,449
Stockholders' equity (deficit)............................  (13,253)

                                ----------------

   The statement of operations for the year ended December 31, 1998 is presented for the period from inception (December 3, 1997). Operating expenses totaled approximately $9,000 for the period from inception (December 3, 1997) to December 31, 1997.

   Please see note 1 of the notes to the financial statements for an explanation of the determination of the number of shares used in computing per share data.

   The pro forma as adjusted balance sheet data gives effect to the sale of the shares of common stock that we are offering under this prospectus at an
assumed initial public offering price of $     per share and after deducting
the estimated underwriting discounts and commissions and estimated offering expenses payable by us. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

   Any investment in our shares of common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Support.com

We expect continuing losses and may never achieve profitability, which may harm our future operating performance and may cause the market price of our stock to decline.

   We incurred net losses of approximately $17.0 million for the period from December 3, 1997 (inception) through December 31, 1999. We expect to continue to incur substantial net losses for the foreseeable future. If we continue to incur net losses, we may not be able to increase our number of employees or our investment in capital equipment, sales, marketing and research and development programs in accordance with our present plans. We do not know when or if we will become profitable. If we do not become profitable within the timeframe expected by securities analysts or investors, the market price of our stock will likely decline. If we do achieve profitability, we may not sustain or increase profitability in the future and may not be able to continue to operate.

If we do not meet quarterly financial expectations, our stock price could decline.

   We were incorporated in December 1997. Because of our limited operating history and other factors, our quarterly revenue and operating results are difficult to predict. In addition, due to the emerging nature of the eSupport market and other factors, our quarterly revenue and operating results may fluctuate from quarter to quarter. It is possible that our operating results in some quarters may fall below the expectations of securities analysts or investors. In this event, the market price of our common stock will likely decline.

   A number of factors are likely to cause fluctuations in our operating results, including, but not limited to, the following:

  . the growth rate of the eSupport market generally;

  . demand for our eSupport infrastructure software;

  . the price and mix of products and services we offer;

  . our ability to attract and retain customers and maintain customer satisfaction;

  . the amount and timing of operating costs and capital expenditures relating to expansion of our business and infrastructure;

  . technical difficulties or system outages; and

  . the announcement, introduction, pricing and market acceptance of new or enhanced products and services by us or our competitors.

Our quarterly results depend on the size of a small number of orders, so the delay or loss of any single large order during a quarterly period, and especially an order for a perpetual license rather than a subscription license, could harm that quarter's results and cause our stock price to decline.

   Each quarter, we derive a significant portion of our license revenue from a small number of relatively large orders for the licensing of our eSupport infrastructure software. We also license our eSupport infrastructure software under perpetual and subscription licenses. Perpetual licenses typically result in our recognition of a larger amount of revenue in the quarter in which the license is granted as compared with subscription licenses. Revenue from a perpetual license is generally recognized upon delivery of a product. Revenue from a subscription license is recognized on a monthly basis over the term of the subscription, which is typically three years. In 1999, though 18% of our licenses were perpetual, these licenses accounted for 67% of our revenue. As a result, our operating results could suffer if any large orders, and especially orders for perpetual licenses, are delayed or cancelled in any future period. We expect that we will continue to depend upon a small number of large orders for a significant portion of our license revenue.

Because a small number of customers has accounted for and may continue to account for substantial portions of our revenue, our revenue could decline due to the delay of customer orders or the failure of existing customers to renew licenses.

   In 1999, Bear Stearns accounted for 53% of our total revenue. No other single customer accounted for 10% or more of our total revenue in 1999, although our top four customers together accounted for approximately 81% of our total revenue in 1999. Because we have a small number of customers and a few customers are likely to continue to account for a significant portion of our revenue, our revenue could decline due to the loss or delay of a single customer order or the failure of an existing customer to renew its subscription license. We may not obtain additional customers. The failure to obtain additional customers, the loss or delay of customer orders and the failure of existing customers to renew licenses will harm our business and operating results.

Our business will suffer if our gross margin fluctuates.

   Our competitors may offer eSupport infrastructure software that meets or exceeds the performance and capabilities of our products. If competitive price pressures cause prices to fall faster than we expect or if we must reduce our prices for any reason, we may experience pressure on our gross margin. In addition, our gross margin will depend in part on the following:

  . our ability to introduce new products and services to the market;

  . our competitors' prices, products and services and market share;

  . our costs related to third-party technologies in our product offerings;

  . increased services-related costs associated with increased services orders;

  . increased licenses and sales through indirect channels which typically carry lower gross margins; and

  . general economic conditions.

   In addition, we expect to continue to spend substantial financial and other resources on developing and introducing new products and services, and expanding our sales and marketing organization and operating infrastructure. We expect that our operating expenses will continue to increase in absolute dollars and may increase as a percentage of revenue. If our revenue does not correspondingly increase, our business and operating results could suffer. We base our expense levels in part on our expectations regarding future revenue levels. If our revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter.

Our future success depends on the broad adoption and acceptance of our products and services.

   We must successfully offer our customers a comprehensive, integrated support solution to enable us to expand market acceptance of our eSupport solution. Specifically, we must encourage our customers to transition from using traditional support methods. To accomplish this, we must:

  . continually improve the performance, features and reliability of our products and services;

  . develop new products, services, functionality, compatibility and technologies that address changing industry standards and customer needs; and

  . develop integration with other support-related technologies.

   We may not be successful in achieving any of these objectives. If our efforts to achieve broad market acceptance and adoption of our products and services fail, our business and operating results will suffer. Factors that might influence market acceptance of our solution include the following, over which we have little or no control:

  . willingness of enterprises to transition to automated support and eSupport;

  . the growth of the Internet and commercial online services;

  . the willingness of businesses to manage high volumes of customer communications over the Internet;

  . acceptance of competitors' automated support or eSupport solutions; and

  . changes in security and reliability of online transactions and communications.

We must attract and retain qualified personnel, which is particularly difficult for us because we are headquartered in the San Francisco Bay Area, where competition for personnel is extremely intense.

   Our future success will also depend on our ability to attract, train, retain and motivate other highly skilled engineering, technical, managerial, sales and marketing and customer support personnel. We currently plan to substantially increase the number of personnel over the next 12 months. Competition for these personnel is intense, especially in the San Francisco Bay Area and after a company has completed an initial public offering. We have had difficulty hiring qualified personnel as quickly as we have desired. In particular, we may be unable to hire a sufficient number of qualified support, training and engineering professionals. Our inability to hire, integrate and retain qualified personnel in sufficient numbers could reduce the quality of our products and services. If we fail to retain and recruit the necessary personnel, our ability to develop new products and services and to provide acceptable levels of customer service could suffer. In addition, if we hire employees from our competitors, these competitors may claim that we have engaged in unfair hiring practices. We could incur substantial costs in defending ourselves against any of these claims, regardless of the merits of such claims.

If we fail to expand our sales and marketing activities, we may be unable to expand our brand recognition and increase our revenue, which would harm our business.

   If we do not successfully expand our sales and marketing activities, we cannot expand our business and our stock price could decline. We believe that continued expansion of our brand recognition will be critical to achieve widespread acceptance of our eSupport infrastructure software. Favorable public perception of our brand will depend largely on our ability to continue providing our customers with effective eSupport infrastructure software and the success of our marketing efforts. Our brand promotion activities may not yield increased revenue and, even if they do, any increased revenue may not offset the expenses we incur in building our brand.

Failure to successfully develop and introduce new versions and releases of eSupport infrastructure software that meet changing customer demands or technological standards would harm our business.

   Our industry is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products will be rendered obsolete if we fail to introduce new products or product enhancements that meet new customer demands, support new standards or integrate with new or upgraded versions of packaged applications. In addition, the life cycle of our products is difficult to estimate.

   If we fail to develop, in a timely manner, new or enhanced versions of our eSupport infrastructure software or to provide new products and services that achieve rapid and broad market acceptance, our business will suffer. We may fail to identify new product and service opportunities successfully or develop and timely bring new products and services to market. In addition, we may incur substantial expense in developing new or enhanced versions of our products and services. If we experience delays in completing development of, enhancements to, new or localized versions of, or cross platform capabilities for, our products, our operating results would suffer. We also may need to develop and acquire new software products or support services to broaden our product and service offerings. We may be unable to develop or acquire marketable products or services on a timely basis, if at all. In addition, product innovations may not achieve the market penetration or price stability necessary for profitability.

Our sales are currently concentrated in the corporate information technology, support outsourcer and Internet service provider markets, and if our customers in these markets decrease their spending on eSupport solutions, or we fail to penetrate other industries, our revenue will likely decline.

   Sales to customers in the corporate information technology, support outsourcer and Internet service provider markets accounted for the majority of our total revenue in 1998 and 1999. We expect to continue to direct our sales and marketing efforts toward these markets. Given our market position, the high degree of competition and the rapidly changing environment in these industries, we may be unable to make sales to these types of businesses. In addition, customers in these markets are likely to have different requirements and may require us to change our product design or features, sales methods, support capabilities or pricing policies. If our customers in these markets decrease their spending on eSupport solutions, or we fail to penetrate other industries, our revenue will likely decline.

If our product does not operate with the many hardware and software platforms used by our customers, our business may fail.

   We currently serve a customer base with a wide variety of constantly changing hardware, packaged software applications and networking platforms. With the exception of our Support Portal, our eSupport infrastructure software is currently available only on Microsoft Windows operating systems. If there is widespread adoption of other operating system environments, or if we fail to release versions of our eSupport infrastructure software that are compatible with these other operating systems, our business and operating results will suffer. Our future success also depends on several factors, including:

  . our ability to integrate our product with multiple platforms and existing, or legacy, systems and to modify our product as new versions of packaged applications are introduced;

  . the portability of our product, particularly the number of operating systems and databases that our product can source or target;

  . our ability to anticipate and support new standards, especially Internet standards;

  . the integration of additional software modules under development with our existing product; and

  . our management of software being developed by third parties for our customers or for use with our product.

Our business may not sustain revenue growth or be profitable and we may change our business model in an effort to become profitable.

   Our business depends on our ability to generate revenue streams from multiple sources, including direct and indirect sales of software products and sales of our services. The demand for our product and service offerings is largely undetermined at this time. We do not know if our business model will succeed or be sustainable as our business grows. Furthermore, we may revise our business model as consumer preferences change and new competitors emerge. As e-commerce and the demand for eSupport continue to evolve, we may need to develop complementary products and services as additional sources of revenue. Accordingly, we may change our business model to attempt to take advantage of new business opportunities, including business areas in which we do not have extensive experience. If we make these changes to our business model and are not successful, it will harm our business and reputation.

Our products and services rely on third-party programming tools and applications, and if we lose access to these tools and applications or are unable to modify our product in response to changes in these tools and applications, our revenue could decline.

   Our programs utilize third-party programming tools and applications. We also depend upon access to the application program interfaces, known as APIs, used for integration of external software products and our software. Our access to APIs of third-party applications is controlled by the providers of these applications. If the application provider denies or delays our access to APIs, our business may be harmed. Some application providers may become competitors or establish alliances with our competitors, increasing the likelihood that we would not be granted access to their APIs. Loss of the ability to use these technologies, delays in upgrades or failure of these third parties to support these technologies could cause our revenue to decline.

Our failure to integrate third-party technologies could harm our business.

   We intend to continue to license technologies from third parties including applications used in our research and development activities and technologies, which are integrated into our products and services. These technologies may not continue to be available to us on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our products or services. Third-party licenses expose us to increased risks, including, but not limited to, risks with the integration of new technology, the diversion of resources from the development of our own proprietary technology, our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs. Our inability to obtain any of these licenses could delay product and service development until equivalent technology can be identified, licensed and integrated. This in turn would harm our business and operating results.

We may engage in future acquisitions or investments that could dilute our existing stockholders, cause us to incur significant expenses or harm our business.

   We may use a portion of the net proceeds of this offering to acquire or invest in complementary businesses, technologies or products, although we currently have no specific agreements or commitments and are not currently engaged in any negotiations with respect to these transactions. Integrating any newly acquired businesses, technologies or products may be expensive and time-consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stockholders. We may be unable to complete any acquisitions or investments on commercially reasonable terms, if at all. Even if completed, we may be unable to operate any acquired businesses profitably or otherwise implement our growth strategy successfully. If we are unable to integrate any newly acquired entities or technologies effectively, our operating results could suffer. Future acquisitions by us could also result in large and immediate write-offs, incurrence of debt and contingent liabilities or amortization of expenses related to goodwill and other intangibles, any of which could harm our operating results.

Our recent growth has placed a strain on our management systems and resources and if we fail to integrate new employees or manage our future growth, our business could suffer.

   We are currently experiencing a period of rapid expansion in our personnel, facilities, systems and infrastructure. For example, substantially all of our employees were hired in 1999, and we expect that our hiring rate will continue at a rapid pace. We expect further significant expansion, including expansion outside the San Francisco Bay Area, will be required to address any future growth in our consumer base, the breadth of our product and service offerings and other opportunities. For example, we will need to obtain additional office space prior to the end of 2000, and if we fail to obtain sufficient space, our business could suffer. Our expansion has placed, and we expect that it will continue to place, a significant strain on our management controls and operational and financial resources and may negatively impact our ability to provide adequate levels of service to our customer. Our failure to expand, train and motivate our workforce and to manage growth could disrupt our operations, delay execution of our business plan and consequently harm our business.

The integration of new senior management personnel into our management team may interfere with our operations.

   Over the last 12 months, we have hired a number of new officers, including our Chief Executive Officer, Radha R. Basu, our Chief Financial Officer, Brian
M. Beattie, and our Senior Vice President of Sales and Business Development, Jim R. Hilbert. To integrate into our company, these individuals must spend a significant amount of time learning our business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel could result in some disruption to our ongoing operations. In addition, if our senior management are unable to work effectively as a team, our business operations could be harmed.

If we lose the services of any of our senior management or other key personnel, our business may be harmed.

   Our success will depend on the skills, experience and performance of our senior management, engineering, sales, marketing and other key personnel, many of whom have worked together for only a short period of time. We do not have long-term employment agreements with many of our key employees. The loss of the services of any of our senior management or other key personnel, including our Chief Executive Officer, Radha R. Basu, our Chief Financial Officer, Brian Beattie, our Chief Technology Officer, Scott W. Dale, and our Chief Software Officer, Cadir B. Lee, could harm our business.

Our failure to expand our strategic alliances would impede our revenue growth.

   We must successfully establish relationships that can enable us to expand market acceptance of our eSupport infrastructure software. Specifically, we must establish and extend existing distribution alliances with specialized technology and services firms such as support outsourcers. These relationships are intended to provide us access to the marketing and lead generation capabilities of these firms, which have already established relationships with small- to medium-sized businesses, Internet service providers and large corporate customers. We must also establish and extend existing solutions alliances with leading providers of complementary support technologies such as call center/help desk management companies, knowledge management companies and systems management firms. Without adequate strategic alliances, we may have to devote substantially more resources than we would otherwise to the sales, marketing and implementation of our products and the development of complementary products in order to deliver comprehensive support solutions, and our efforts may not be as effective as those who have such alliances. In many cases, the firms with which we wish to ally have extensive relationships with our existing and potential customers and influence the decisions of these customers by recommending products. If we fail to maintain, establish or successfully implement these alliances, our ability to achieve market acceptance of our eSupport infrastructure software will suffer and our business and operating results will be harmed.

Failure to expand and upgrade our infrastructure to meet customer requirements would harm our business.

   As the volume and complexity of customers' needs increase, we will need to expand our systems and network infrastructure. In addition, in the event we transition to new delivery models for our support products, we may need to expand our systems and network infrastructure. The expansion and adaptation of our network infrastructure for any reason will require substantial financial, operational and management resources as well as uncertain equipment incompatibility and capacity issues. We may not be able to expand or adapt our network infrastructure to meet additional demand or our customers' changing requirements in a timely manner or at all.

Our business could suffer if our products fail to perform properly due to undetected errors or similar problems.

   Our eSupport infrastructure software depend on complex software, both internally developed and licensed from third parties. Complex software often contains undetected errors or "bugs." Although we conduct testing during product development, we may be forced to delay commercial release of software until problems are corrected and, in some cases, may need to provide enhancements to correct errors in released software. If we do detect any errors before we ship a product, we might have to limit product shipment for an extended period of time while we address the problem. We may not discover software errors that affect our new or current products or enhancements until after they are deployed. Therefore, it is possible that, despite testing by us, errors may occur in our software. These errors could result in:

  . damage to our reputation;

  . lost sales;

  . delays in commercial release;

  . product liability claims;

  . delays in or loss of market acceptance of our products;

  . product returns; and

  . unexpected expenses and diversion of resources to remedy errors.

If our system security is breached, our business and reputation could suffer.

   A fundamental requirement for online communications, transactions and support is the secure transmission of confidential information. Third parties may attempt to breach our security or that of our customers. We may be liable to our customers for any breach in such security and any breach could harm our customers, our business and our reputation. In addition, our software contains features which may allow us or our customers to control, monitor or collect data from computers running the software without notice to the computing users. Therefore we may be subject to claims associated with invasion of privacy or inappropriate disclosure, use or loss of this information. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could harm our reputation and our business and operating results. Also, computers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be required to expend significant capital and other resources to further protect against security breaches or to rectify problems caused by any breach.

Due to the lengthy sales cycles of some of our products, the timing of our sales is difficult to predict and may cause us to miss our revenue expectations.

   Our sales cycle for our eSupport infrastructure software can be as long as nine months or more and may vary substantially from customer to customer. While our customers are evaluating our products and services, we may incur substantial sales and marketing expenses and spend significant management effort. Consequently, if revenue forecasted from a specific customer for a particular quarter is not realized in that quarter, we may incur significant expenses that are not offset by corresponding sales. This makes it more difficult to predict quarterly financial performance, or to achieve it, and any delay in completing sales in a particular quarter could harm our business and cause our operating results to vary significantly.

If we do not successfully address the risks inherent in the expansion of our international operations, our business could suffer.

   We intend to expand further into international markets. If our revenue from international operations does not exceed the expense associated with establishing and maintaining our international operations, our business could suffer. We have limited experience in international operations and may not be able to compete effectively in international markets. Some risks we face in conducting business internationally include:

  . difficulties and costs of staffing and managing international operations;

  . differing technology standards;

  . difficulties in collecting accounts receivable and longer collection periods;

  . political and economic instability;

  . fluctuations in currency exchange rates;

  . imposition of currency exchange controls;

  . potentially adverse tax consequences;

  . reduced protection for intellectual property rights in foreign countries;

  . dependence on local vendors;

  . compliance with multiple conflicting and changing governmental laws and regulations;

  . longer sales cycles; and

  . import and export restrictions and tariffs.

Technical problems with either our internal or our outsourced computer and communications systems could reduce our ability to provide eSupport services and could harm our business and our reputation.

   The success of our eSupport infrastructure software depends on the efficient and uninterrupted operation of our own and outsourced computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. Since all of our internal computer and communications hardware and networks systems are located in the San Francisco Bay Area, an earthquake or other natural disaster could affect all of our facilities and our systems located there simultaneously. We have no formal disaster recovery plan in the event of damage to or interruption of our internal or outsourced systems, and business interruption insurance may not adequately compensate us for losses that may occur. Any system failure that causes an interruption in our customers' ability to use our eSupport products or services or a decrease in their performance could harm our relationships with our customers and result in reduced revenue.

Problems arising from use of our products with other vendors' products could cause us to incur significant costs, divert attention from our product development efforts and cause customer relations problems.

   Our customers may use our eSupport products together with products from other companies. As a result, when problems occur, it may be difficult to identify the source of the problem. Even when these problems are not caused by our products, they may cause us to incur significant warranty costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

Our pending patents may never be issued and, even if issued, may provide us with little protection.

   Our success and ability to compete depend to a significant degree upon the protection of our software and other proprietary technology rights. We regard the protection of patentable inventions as important to our future opportunities. It is possible that:

  . our pending patent applications may not result in the issuance of patents;

  . any patents issued to us may not be broad enough to protect our proprietary rights;

  . any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents;

  . current and future competitors may independently develop similar technologies, duplicate our products or design around any of our patents; and

  . effective patent protection may not be available in every country in which we do business.

We rely upon trademarks, copyrights and trade secrets to protect our proprietary rights, which may not be sufficient to protect our intellectual property.

   We also rely on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. However, despite any precautions that we have taken,

  . laws and contractual restrictions may not be sufficient to prevent misappropriation of our technologies or deter others from developing similar technologies;

  . current federal laws that prohibit software copying provide only limited protection from software "pirates," and effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries;

  . other companies may claim common law trademark rights based upon state or foreign laws that precede the federal registration of our marks; and

  . policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of this unauthorized use.

   Also, the laws of other countries in which we market our products may offer little or no effective protection of our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for it, which would significantly harm our business.

We may face intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.

   Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against us. Although we have not received notice of any alleged infringement, our products may infringe issued patents that may relate to our products. In addition, because the contents of patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products. We and our customers may be subject to legal proceedings and claims from time to time, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business. This litigation could also require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure or inability to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business.

We might have liability for Internet content and we may not have adequate liability insurance.

   As a provider of eSupport services to Internet-related businesses, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials transmitted via the Internet. Furthermore, some foreign governments, such as Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States.

   Although we carry general liability and umbrella liability insurance, our insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. There is a risk that a single claim or multiple claims, if successfully asserted against us, could exceed the total of our coverage limits. There is also a risk that single claim or multiple claims asserted against us may not qualify for coverage under our insurance policies as a result of coverage exclusions that are contained within these policies. Should either of these risks occur, capital contributed by our shareholders may need to be used in order to settle claims. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could have a material adverse effect on our reputation and our business and operating results, or could result in the imposition of criminal penalties.

Industry Risks

We must compete successfully in the eSupport market or our business will fail.

   We may encounter competition from companies such as customer communications software companies, question/answer companies, customer relationship management solution providers, consolidated service desk solution vendors, Internet infrastructure companies and operating systems providers. The market for our products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Although we do not currently compete against any one entity with respect to all aspects of our eSupport solution, our integrated software solution does compete against various vendors' software products designed to accomplish specific elements of a complete eSupport solution. For example, we currently compete with companies that provide automated development of support solutions such as Serena Software, Inc., as well as with companies that provide automated delivery of support solutions such as Motive Communications, Inc.

   Our potential competitors may have longer operating histories, significantly greater financial, technical, and other resources or greater name recognition than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Competitive pressures could reduce our market share or require us to reduce the price of products and services, any of which could harm our business and operating results.

Our success depends on the continued growth and levels of performance of Internet usage.

   Because a majority of our products are designed to support businesses operating over the Internet, our revenue growth depends on the continued development and maintenance of the Internet infrastructure. This continued development of the Internet would include maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products, including high speed modems, for providing reliable Internet access and services. Because global commerce on the Internet and the online exchange of information is new and evolving, we cannot predict whether the Internet will prove to be a viable commercial marketplace in the long term. The success of our business will rely on the continued improvement of the Internet as a convenient means of consumer interaction and commerce, as well as an efficient medium for the delivery and distribution of information by enterprises to their employees.

Governmental regulation and legal uncertainties could impair the growth of the Internet and decrease demand for our products or increase our cost of doing business.

   The laws and regulations that govern our business change rapidly. Although our operations are currently based in California, the United States government and the governments of other states and foreign countries have attempted to regulate activities on the Internet and the manufacture of computer software and distribution. Although there are currently few laws and regulations directly applicable to the Internet and the use of the Internet as a commercial medium, a number of laws have been proposed involving the Internet. These proposed laws include laws addressing user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Evolving areas of law that are relevant to our business include privacy law, proposed encryption laws, content regulation and sales and use tax laws and regulations. Because of this rapidly evolving and uncertain regulatory environment, we cannot predict how these laws and regulations might affect our business. Any new laws and regulations could harm us by subjecting us to liability or forcing us to change how we do business. For example, in 1998, Congress passed the Internet Freedom Act, which imposes a three-year moratorium on state and local taxes on Internet-based transactions. We cannot assure you that this moratorium will be extended. Failure to renew this moratorium would allow various states to impose taxes on e-commerce, which might harm our business directly and indirectly by harming the businesses of our customers, potential customers and business alliances.

Our business could be disrupted if any of the computer systems or software we rely on experience Year 2000 problems.

   We have executed a plan designed to make our computer systems, applications, computer and manufacturing equipment and facilities Year 2000 ready. To date, none of our systems, applications, equipment or facilities have experienced material difficulties from the transition to Year 2000. Although we have not experienced any Year 2000 problems, it is possible that we could still face problems or disruptions. For instance, we may face problems with systems that have not been utilized since 1999 or in connection with the leap year. While we believe that all of our systems are Year 2000 compliant, we cannot assure you that we will not discover a problem during 2000 that needs to be upgraded, modified or replaced. In addition, we depend on a number of third-party vendors to provide both information and non-information technology systems and services. While we believe that our material third-party systems and services are Year 2000 compliant, we cannot be sure that we will not experience any problems with these systems and services during 2000. We also cannot provide any assurance that governmental agencies, utility companies, Internet access companies and others outside of our control will not experience any future Year 2000 problems.

Offering Risks

Our stock price may be volatile, and you may not be able to sell your shares at or above the offering price.

   Prior to this offering, our common stock has not been publicly traded, and an active trading market may not develop or be sustained after this offering. You may not be able to sell your shares at or above the offering price. The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to factors such as the following:

  . actual or anticipated fluctuations in our operating results;

  . changes in or our failure to meet securities analysts' expectations;

  . announcements of technological innovations;

  . introduction of new competitors;

  . introduction of new products and services by us or our competitors;

  . developments with respect to intellectual property rights;

  . additions or departures of key personnel;

  . conditions and trends in the Internet and other technology industries;

  . fluctuations in stock market price and volume, which are particularly common among securities of software and internet-oriented companies; and

  . general market conditions.

Purchasers of our common stock will suffer immediate and substantial dilution.

   Purchasers of our common stock in this offering will experience immediate
dilution of $      in the pro forma net tangible book value per share of common
stock, based on an assumed initial public offering price of $      per share.
Purchasers will also experience additional dilution upon the exercise of outstanding stock options and warrants. The initial public offering price is expected to be substantially higher than the book value per share of our common stock. Some elements of our market value do not originate from measurable transactions. Therefore, there is not a corresponding rise in "book," or historical accounting, value for our rise in market value, if any. Examples of these elements include the perceived value associated with our strategic relationships, perceived growth prospects of our market and our perceived competitive position within that market.

After this offering, our directors, executive officers and principal stockholders will continue to have substantial control over matters requiring stockholder approval and may not vote in the same manner as our other stockholders.

   After this offering, our directors, executive officers and stockholders who currently own over 5% of our common stock will collectively beneficially own,
in the aggregate, approximately      % of our outstanding common stock. These
stockholders, if they vote together, will be able to significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control of Support.com.

Future sales of our common stock may depress our stock price.

   Sales of a substantial number of shares of common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering or after the expiration of lockup and holding periods could cause the market price of our common stock to decline. After this
offering, we will have approximately            shares of common stock
outstanding. All the shares sold in this offering will be freely tradable. The
remaining            shares of common stock outstanding after this offering are subject to lock-up agreements that prohibit the sale of the shares for 180 days after the date of this prospectus. Any or all of these shares may be released prior to expiration of the 180-day lockup period at the discretion of Credit Suisse First Boston Corporation. Immediately after the 180-day lockup period, of these shares of outstanding options and warrants will become available for sale. The remaining shares of our common stock will become available at various times thereafter upon the expiration of one-year holding periods.

Due to our expected stock price volatility, we may become involved in securities class action litigation, which could divert management's attention and harm our business.

   The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stocks of technology companies, particularly Internet companies.

These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could harm our business and operating results.

We may need additional capital, and raising additional capital may dilute existing stockholders.

   We believe that our existing capital resources, including the anticipated proceeds of this offering, will enable us to maintain our current and planned operations for at least the next 12 months. However, we may choose to, or be required to, raise additional funds due to unforeseen circumstances. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to hire, train or retain employees, to fund our expansion, take advantage of unanticipated opportunities, develop or enhance services or products, or otherwise respond to competitive pressures would be significantly limited.

Our certificate of incorporation, bylaws and Delaware corporate law contain provisions which could delay or prevent a change in control even if the change in control would be beneficial to our stockholders.

   Delaware law as well as our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of Support.com, even if it were beneficial to the stockholders to do so. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions:

  . authorize the issuance of preferred stock that can be created and issued by the board of directors without prior stockholder approval to increase the number of outstanding shares and deter or prevent a takeover attempt;

  . prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

  . prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

  . limit the ability of stockholders to call special meetings of stockholders; and

  . establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

   In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may discourage, delay or prevent a change in control of Support.com.

If we do not use the proceeds in a manner that increases our operating results or market value, our business could suffer.

   Our management will have significant flexibility in applying the net proceeds of this offering. The net proceeds could be applied in ways that do not increase our operating results or market share. We intend generally to use the net proceeds from this offering to repay $2.4 million in principal under secured and subordinated debt facilities and for general corporate purposes, including working capital. We have not yet determined the actual expected expenditures and thus cannot estimate the amounts to be used for each specified purpose. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash used in or generated by our operations and the market response to the introduction of any new product and service offerings. Depending on future developments and circumstances, we may use some of the proceeds for purposes other than those described above. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately.

Shares issued, and option grants made, under our 1998 Stock Option Plan violated the registration requirements of state securities laws.

   Shares issued and options granted under our 1998 Stock Option Plan violated state securities laws because these stock issuances and option grants were not exempt from registration or qualification under state securities laws and registration or qualification was not obtained. If the rescission offer that we intend to make to the holders of these shares and options beginning approximately 30 days after the effective date of this offering is accepted, we could be required to make aggregate payments to the holders of these shares and
options of up to $   plus statutory interest. If any or all of the offerees
reject the rescission offer, we may continue to be liable under state
securities laws for up to an aggregate amount of approximately $   plus
statutory interest. See "Rescission Offer."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. These statements relate to our, and in some cases our customers' and/or alliance partners', future plans, objectives, expectations, intentions and financial performance, and the assumptions that underlie these statements. In some cases, you can identify forward-looking statements because they use terms such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of those terms or other comparable words. These statements involve known and unknown risks, uncertainties and other factors that may cause industry trends or our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed under "Risk Factors," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus.

   Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or changes in our expectations. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds of approximately $
million from the sale of           shares of our common stock, and $
million if the underwriters' over-allotment option is exercised in full at the
initial public offering price of $           per share, after deducting the
estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

   We intend to use the net proceeds of this offering to repay $2.4 million in principal under secured and subordinated debt facilities and for general corporate purposes, including working capital. We do not have more specific plans for the net proceeds from this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. We may also use a portion of the net proceeds to acquire additional businesses, products and technologies, to lease additional facilities, or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so and are not currently engaged in any negotiations for any acquisition or joint venture. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds of this offering in short term interest bearing, investment-grade securities. We cannot predict whether the proceeds will be invested to yield a favorable return. We believe that our available cash, together with the net proceeds of this offering, will be sufficient to meet our capital requirements for at least the next 12 months.

                                DIVIDEND POLICY

   We have never declared or paid dividends on our capital stock and do not anticipate paying any dividends in the foreseeable future. We currently expect to retain our earnings, if any, for the development of our business. Our bank line of credit currently prohibits the payment of dividends.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 1999:

  . on an actual basis;

  . on a pro forma basis after giving effect to:

   . the assumed exercise of outstanding warrants to purchase an aggregate of 136,972 shares of common stock that expire upon completion of this offering; and

   . the conversion of all outstanding shares of preferred stock into common stock and changes to our authorized capital stock upon completion of this offering;

  . on the same pro forma basis as adjusted to give effect to the sale of shares of common stock by us at an assumed initial public
    offering price of $           per share and after deducting the
    underwriting discounts and commissions and estimated offering expenses payable by us.

                                                      December 31, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  as Adjusted
                                                --------  ---------  -----------
                                                  (in thousands except share
                                                            data)
Long-term obligations, excluding current
 portion....................................... $  2,277  $  2,277      $
                                                --------  --------      ----
Redeemable convertible preferred stock:
 12,156,108 shares authorized:
  Series B--7,346,108 shares designated,
   7,346,108 issued and outstanding actual,
   none authorized, issued and outstanding pro
   forma and pro forma as adjusted.............    5,641       --        --
  Series C--4,810,000 shares authorized,
   4,638,618 issued and outstanding actual,
   none authorized, issued and outstanding pro
   forma and pro forma as adjusted.............   15,808       --        --
Stockholders' equity (net capital deficiency):
  Series A preferred stock, 3,571,600 shares
   authorized, 3,571,600 shares issued and
   outstanding actual, none authorized, issued
   and outstanding pro forma and pro forma as
   adjusted....................................        1       --        --
  Common Stock, 31,060,000 shares authorized,
   10,874,374 shares issued and outstanding
   actual; 150,000,000 shares authorized,
   26,567,672 shares issued and outstanding pro
   forma;            shares issued and
   outstanding pro forma as adjusted...........        1         3
  Additional paid-in capital...................   19,491    41,384
  Receivable from stockholders.................   (1,450)   (1,450)
  Deferred compensation........................  (14,252)  (14,252)
  Accumulated deficit..........................  (17,044)  (17,044)
                                                --------  --------      ----
    Total stockholders' equity (deficit).......  (13,253)   (8,641)
                                                --------  --------      ----
    Total capitalization....................... $ 10,473  $ 10,918
                                                ========  ========      ====

   This table excludes the following shares:

  . 146,678 shares of common stock issuable upon exercise of warrants that will be outstanding after this offering;

  . 3,944,895 shares of common stock subject to options outstanding under our 1998 Stock Option Plan as of December 31, 1999; and

  . 7,307,545 shares of common stock reserved for issuance under our 1998
    Stock Option Plan, 2000 Omnibus Equity Incentive Plan and our 2000 Employee Stock Purchase Plan.

                                    DILUTION

   The pro forma net tangible book value of our common stock, on December 31, 1999, assuming the issuance of 136,972 shares of common stock upon the exercise of warrants that will expire upon completion of the offering, and after giving effect to the conversion of all outstanding shares of preferred stock upon completion of the offering, was approximately $8.6 million, or approximately $0.33 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Assuming our sale of shares of common stock offered by this prospectus at an assumed
initial public offering price of $      per share, and after deducting
estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at December 31, 1999 would have
been approximately $      million or $      per share. This represents an
immediate increase in net tangible book value of $           per share to the
existing stockholders and an immediate dilution of $           per share to new
investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.....................       $
 Pro forma net tangible book value per share at December 31, 1999... $0.33
 Increase per share attributable to new investors...................
                                                                     -----
Pro forma net tangible book value per share after this offering.....
                                                                           ----
Pro forma dilution per share to new investors.......................       $
                                                                           ====

   The following table summarizes, on a pro forma basis, as of December 31, 1999, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this
offering. We used the assumed initial public offering price of $      per
share, and we have not deducted estimated underwriting discounts and commissions and estimated offering expenses in our calculations.

                                 Shares Purchased   Total Consideration   Average
                                ------------------  -------------------    Price
                                  Number   Percent    Amount    Percent  Per Share
                                ---------- -------  ----------- -------  ---------
Existing stockholders.......... 26,567,672       %  $22,772,000       %    $0.86
New investors..................                     $                      $
                                ---------- ------   ----------- ------
  Total........................            100.00%  $           100.00%
                                ========== ======   =========== ======

   The foregoing discussion and table assume no exercise of any outstanding stock options. The exercise of options outstanding under our stock option plans having an exercise price less than the offering price would increase the dilutive effect to new investors.

   If the underwriters exercise the over-allotment in full, the following will occur:

  . the number of shares of common stock held by existing stockholders will
    decrease to approximately     % of the total number of shares of our
    outstanding common stock; and

  . the number of shares held by new investors will increase to           ,
    or approximately     % of the total number of shares of our common stock
    outstanding after completion of this offering.

                            SELECTED FINANCIAL DATA

   The following selected statement of operations data for the period from inception (December 3, 1997) through December 31, 1998 and the year ended December 31, 1999 and the selected balance sheet data as of December 31, 1998 and 1999 are derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future period. The data have been derived from financial statements that have been prepared in accordance with generally accepted accounting principles and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus. See note 1 of the notes to our financial statements for an explanation of the determination of the number of shares used in computing basic and diluted net loss per share.

                                                   Period from
                                                    inception
                                                (December 3, 1997)  Year ended
                                                 to December 31,   December 31,
                                                       1998            1999
                                                ------------------ ------------
                                                         (in thousands
                                                    except per share data)
Statement of Operations Data:
Revenue:
  License fees................................       $    18         $  2,746
  Services....................................            --              569
                                                     -------         --------
    Total revenue.............................            18            3,315

Costs and expenses:
  Cost of license fees........................            --                4
  Cost of services............................            --              965
  Research and development....................         1,132            2,401
  Sales and marketing.........................         1,197            8,974
  General and administrative..................           477            1,881
  Amortization of deferred compensation.......            16            3,554
                                                     -------         --------
    Total costs and expenses..................         2,822           17,779
                                                     -------         --------
Loss from operations..........................        (2,804)         (14,464)
Interest and other income (expense), net......            54              170
                                                     -------         --------
Net loss......................................        (2,750)         (14,294)
Accretion on redeemable convertible preferred
 stock........................................          (214)          (1,072)
                                                     -------         --------
Net loss attributable to common stockholders..       $(2,964)        $(15,366)
                                                     =======         ========
Basic and diluted net loss per share..........       $ (0.57)        $  (2.31)
                                                     =======         ========
Shares used in computing basic and diluted net
 loss per share...............................         5,227            6,643
                                                     =======         ========
Unaudited pro forma basic and diluted net loss
 per share....................................                       $  (0.71)
                                                                     ========
Shares used in computing unaudited pro forma
 basic and diluted net loss per share.........                         20,137
                                                                     ========

                                                                December 31,
                                                              -----------------
                                                               1998      1999
                                                              -------  --------
                                                               (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments............ $ 2,807  $ 12,489
Working capital (deficit)....................................   2,979     9,338
Total assets.................................................   3,672    17,525
Long-term obligations, net of current portion................     449     2,277
Redeemable convertible preferred stock.......................   5,237    21,449
Total stockholders' equity (deficit).........................  (2,423)  (13,253)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read together with the financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

   We are a leading provider of eSupport infrastructure software that automates and personalizes the delivery of support to users over the Internet. We were incorporated in December 1997. From our founding through the end of 1998, we primarily engaged in research activities and developing and marketing our products. We first began generating revenue from software license fees from the initial version of our products in December 1998. During 1999, we continued to enhance the core functionality of our products, and build our management team and operational infrastructure. In June 1999, we began shipping the second version of our products and in January 2000, we began shipping the third version of our products. As our revenue increased sequentially from quarter to quarter during 1999, we also incurred significant operating expenses as we expanded our research and development organization, our direct sales force and professional services department. At December 31, 1999, we had an accumulated deficit of $17.0 million.

   Our revenue is principally generated from software licenses and related professional services. We market our products through a combination of direct sales, resellers, support outsourcers and distributors. Through 1999, substantially all of our revenue was derived from direct sales. We focused on building our indirect sales channel in the fourth quarter of 1999. Although we expect direct sales to continue to account for a majority of revenue in the future, we anticipate a more significant portion of sales to be generated through our indirect channel. In 1998, no revenue was attributable to licenses to customers outside of North America and, in 1999, 2% of our revenue was attributable to these customers. We plan to expand our international operations significantly, particularly in Europe and Asia.

   We license our software under subscription and perpetual licenses. Revenue under subscription licenses is recognized ratably over the term of the subscription period beginning upon delivery of the product. Subscription licenses typically have a term of three years. Payments under a subscription agreement are typically made at the beginning of each annual period. We began licensing software under a subscription model in June 1999. Due to the fact that revenue under perpetual license agreements is recognized more rapidly than subscription-based revenue, a majority of the revenue recognized to date has been derived from perpetual licenses. However, to date, a majority of the licenses executed were subscription-based. We recognize revenue from perpetual licenses when persuasive evidence of an agreement exists, product has been delivered, no obligations remain, the fee is fixed and determinable and collectibility is probable. When services are an essential element of an arrangement, we recognize revenue under the arrangement as the services are delivered. We do not recognize revenue from sales to resellers and other distributors until our product is delivered to the end user.

   Services revenue consist primarily of fees from professional services, such as consulting services, maintenance and support. Services revenue from professional services is recognized as the services are delivered. Our maintenance arrangements provide technical support and include the right to unspecified upgrades. Maintenance revenue is typically based on a percentage of the license fee and is recognized over the life of the related agreement. Customer advances and billed amounts due from customers in excess of revenue recognized under subscription and maintenance agreements are recorded as deferred revenue.

   We intend to continue to invest in product development and technologies to enhance our current products and services, develop new products and services and further advance our solution offerings. In addition, an important part of our strategy is to expand our operations and employee base and build our sales, marketing, customer support, technical and operational resources. As a result, we expect to continue to incur substantial operating losses for the foreseeable future, and our expected increase in operating expenses will require significant increases in revenue before we become profitable.

   For purposes of this discussion, references to 1998 include the period from our inception on December 3, 1997 to December 31, 1998.

Results of Operations

 Revenue

   Total revenue increased from $18,000 in 1998 to $3.3 million in 1999. Bear Stearns, which licensed our software under a perpetual licensing arrangement, accounted for 53% of our total revenue in 1999. No other single customer accounted for more than 10% of our total revenue.

 License revenue

   License revenue increased from approximately $18,000 in 1998 to $2.7 million in 1999. This increase was primarily due to the fact that we did not ship our first product until December 1998.

 Services revenue

   Services revenue increased from $0 in 1998 to $569,000 in 1999. This increase was primarily due to maintenance on new licenses and increased implementation and consulting services performed in connection with increased license sales.

 Cost of revenue

   Total cost of revenue increased from $0 in 1998 to approximately $969,000 in 1999.

 Cost of license revenue

   Cost of license revenue in 1999 consists primarily of expenses incurred to manufacture, package and distribute software products and related documentation and license fees paid to third parties under technology license arrangements which have not been significant to date. Cost of license revenue increased from $0 in 1998 to approximately $4,000 in 1999. We expect cost of license revenue to continue to remain a relatively small percentage of total revenue and to grow in absolute dollars as we license third party technologies.

 Cost of services revenue

   Cost of services revenue includes salaries and other expenses related to our customer support organization and related overhead expenses, and payments made to third parties for consulting services provided to our customers. Cost of services revenue increased from $0 in 1998 to approximately $965,000 in 1999. This increase was primarily due to an increase in the number of employees in our customer support and professional services organizations from no employees at December 31, 1998 to 13 at December 31, 1999. Cost of services revenue exceeds services revenue during 1999 due to the increase in the number of personnel in our services and organization and our investment in experienced management in anticipation of future growth. We expect to continue to invest heavily in customer support, professional services, consulting and training and expect cost of services revenue to increase accordingly.

 Operating Expense

   Research and development. Research and development expense consists primarily of payroll expenses and related costs for research and development personnel. Research and development expense is expensed as incurred. Research and development expenses increased from approximately $1.1 million in 1998 to approximately $2.4 million in 1999. This increase was primarily due to the increase in the number of engineering personnel from 10 at December 31, 1998 to 30 at December 31, 1999. We expect research and development expense to increase in absolute dollars in 2000 as we continue to hire additional research and development personnel and spend additional amounts on third party development efforts.

   Sales and marketing. Sales and marketing expense consists primarily of payroll expense, including salaries and commissions and related costs for sales and marketing personnel, promotional expenditures, including public relations, advertising and trade shows. Sales and marketing expense increased from approximately $1.2 million in 1998 to approximately $9.0 million in 1999. This increase was primarily due to an increase in the number of direct sales, pre-sales support and marketing employees from 10 employees at December 31, 1998 to 43 employees at December 31, 1999. We also increased the number of regional and international sales offices from two at December 31, 1998 to 11 at December 31, 1999. In addition, we expense sales commissions in the period in which a sale occurs. As a result, we expect that sales and marketing expense will continue to be a significant component of operating expense. We expect sales and marketing expense will increase in absolute dollars as we increase our sales force, establish sales offices in additional domestic and international locations and increase advertising and marketing programs and other promotional activities.

   General and administrative. General and administrative expense consists primarily of payroll expense and related costs of administrative personnel and professional fees for legal, accounting and other professional services. General and administrative expense increased from approximately $477,000 in 1998 to approximately $1.9 million in 1999. The increase was primarily due to increased numbers of administrative personnel from five at December 31, 1998 to 15 at December 31, 1999. We expect general and administrative expense to increase as we hire additional administrative personnel to support the anticipated growth of our business and our operations as a public company.

   Deferred stock-based compensation. In connection with the grant of stock options to employees and consultants, we have recorded deferred stock-based compensation related to stock options through December 31, 1999 of approximately $17.8 million. This amount represents the difference between the exercise price of these stock option grants and the deemed fair value of the common stock at the time of grant. Of this amount, we amortized approximately $3.5 million through December 31, 1999. The remaining $14.3 million and the additional amount of stock-based compensation from recent grants will be amortized using the graded vesting method over the remaining vesting period of the options. Based on option grants through December 31, 1999, we expect to amortize approximately $2.7 million in the first quarter of 2000, $2.7 million in the second quarter of 2000, $2.1 million in the third quarter of 2000 and $1.8 million in the fourth quarter of 2000 and lower amortization amounts in subsequent quarters.

   Interest and other income (expense), net. Interest income, net consists primarily of interest earned on our cash, cash equivalents and short term investments offset by interest expenses associated with our capital leases and equipment advances. Interest and other income, net was approximately $54,000 in 1998 and approximately $170,000 in 1999. The increase in interest income and other income, net relates primarily to increased average cash balances resulting from our equity financing in June 1999.

   Provision for income taxes. From inception through December 31, 1999, we incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefit. As of December 31, 1999, we had $10.1 million of federal and state net operating loss carryforwards to offset future taxable income. The net operating loss carryforwards begin to expire on varying dates beginning in 2005 through 2019. Given our limited operating history, our losses incurred to date and the difficulty in accurately forecasting our future results, management does not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Therefore we have recorded a 100% valuation allowance against the deferred income tax asset.

Quarterly Results of Operations

   The following table sets forth certain unaudited quarterly statement of operations data for the four quarters ended December 31, 1999. This information has been derived from our unaudited financial statements, which, in management's opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with the audited financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                  Three months ended
                                            ----------------------------------
                                             Mar.     June     Sept.    Dec.
                                              31,      30,      30,      31,
                                             1999     1999     1999     1999
                                            -------  -------  -------  -------
Statement of Operations Data:
Revenue
  License fees............................. $   330  $   492  $   624  $ 1,300
  Services.................................       4       21      154      390
                                            -------  -------  -------  -------
    Total revenue..........................     334      513      778    1,690
Costs and expenses
  Cost of license fees.....................       1       --        2        1
  Cost of services.........................      73      128      240      524
  Research and development.................     373      370      787      871
  Sales and marketing......................     862    1,648    2,576    3,888
  General and administrative...............     182      322      488      889
  Amortization of deferred compensation....      52      183    1,324    1,995
                                            -------  -------  -------  -------
    Total costs and expenses...............   1,543    2,651    5,417    8,168
                                            -------  -------  -------  -------
Loss from operations.......................  (1,209)  (2,138)  (4,639)  (6,478)
Interest and other income (expense), net...       2      (22)      88      102
                                            -------  -------  -------  -------
Net loss................................... $(1,207) $(2,160) $(4,551) $(6,376)
                                            =======  =======  =======  =======

   Our quarterly revenue increased sequentially in 1999 due to the introduction of and increased demand for our software products as well as the growth of our direct sales force. Additionally, in June 1999, we began offering subscription licenses of our software. Services revenue consisting of the maintenance components of our license agreements and consulting services commenced in the second quarter. Services revenue and related costs increased sequentially as we hired services personnel and grew our customer base.

   On a quarterly basis we have increased the level of spending throughout the organization. Total operating expenses increased primarily due to expenses associated with building a sales and marketing infrastructure, and increased spending on research and development to support new product introductions.
Specifically:

  . Sales and Marketing. During the third and fourth quarters, sales and marketing expenses increased due to additional personnel costs which include commissions and travel expenditures, as we grew our direct sales force and indirect sales channel. We also incurred expenses in this period in connection with the launch and branding of the Support.com name and Web site.

  . Research and Development. In the third quarter, research and development costs increased due to additional hiring of engineering personnel, as well as legal expenses associated with obtaining patents on intellectual property.

  . General and Administrative. In the fourth quarter, general and administrative costs increased as we hired additional personnel to manage our expanding operations and incurred expenses associated with executive recruiting, information technology and other infrastructure developments.

   Interest and other income (expense), net increased in the third and fourth quarters primarily due to the financing we obtained in June 1999. We invested the proceeds of the financing in short term investments.

   We have incurred operating losses since inception, and we may never achieve profitability in the future. In the past a significant portion of our sales have been realized near the end of the quarter. Accordingly, a delay in an anticipated sale past the end of a particular quarter could negatively impact our results of operations for that quarter. We believe that future operating results will be subject to quarterly fluctuations due to a variety of factors, many of which are beyond our control.

Liquidity and Capital Resources

   Since our inception in December 1997, we have financed our operations primarily through the private placement of our preferred stock, and to a lesser extent through revenues, bank borrowings and capital equipment lease financing. As of December 31, 1999, we had $12.5 million in cash, cash equivalents and short-term investments. Net cash provided by financing activities was $17.9 million in 1999 and $5.5 million in 1998. In both cases, the cash was primarily attributable to net proceeds from the issuance of preferred stock.

   We have both a secured and subordinated debt facility with a single lender under which we are entitled to borrow up to $2.5 million, all of which has been used. We intend to repay $2.4 million in principal under secured and subordinated debt facilities with the proceeds of this offering. We also have an aggregate of $2.5 million available under equipment lease credit facilities, of which $1.1 million is currently outstanding. Under the equipment lease line, we are entitled to lease equipment with payment terms extending 48 months. The ability to lease new equipment expires in July 2001. Amounts outstanding under these facilities bear interest at rates ranging from 9.0% to 12.0% and are secured by substantially all of our assets.

   Net cash used in operating activities was $2.4 million in 1998 and $8.0 million in 1999. Cash used in operating activities was primarily the result of net losses and increases in accounts receivable, partially offset by increases in deferred revenue accounts payable and accrued expenses.

   Net cash used in investing activities was $307,000 in 1998 and $8.7 million in 1999. Net cash used in investing activities during 1999 included $8.5 million net purchases of short-term investments.

   As of December 31, 1999, our principal commitments consisted of obligations outstanding under notes payable, capital and operating leases. Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel. As of December 31, 1999, future lease commitments for our office facility were $1.3 million in 2000 and $850,000 in 2001. We expect to require additional space to meet our needs in the next 12 months. Adequate space may not be available on commercially reasonable terms.

   We believe that the net proceeds from the sale of common stock in this offering, together with our current cash balances, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products and technologies, we from time to time evaluate potential acquisitions of other businesses, products and technologies and may in the future require additional equity or debt financings to consummate any potential acquisitions.

   If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. We cannot assure you that any financing arrangements will be available to us, or be available in amounts or on terms acceptably to us.

Year 2000 Issues

   The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations for any company using such computer programs or hardware. We have executed a plan designed to make our computer systems, applications, computer and manufacturing equipment and facilities Year 2000 ready. To date, none of our systems, applications, equipment or facilities have experienced material difficulties from the transition to Year 2000. Although we have not experienced any Year 2000 problems, it is possible that we could still face problems or disruptions. For instance, we may face problems with systems that have not been utilized since 1999 or in connection with the leap year. While we believe that all of our systems are Year 2000 compliant, we cannot assure you that we will not discover a problem during 2000 that needs to be upgraded, modified or replaced. In addition, we depend on a number of third-party vendors to provide both information and non-information technology systems and services. While we believe that our material third-party systems and services are Year 2000 compliant, we cannot be sure that we will not experience any problems with these systems and services during 2000. We also cannot provide any assurance that governmental agencies, utility companies, Internet access companies and others outside of our control will not experience any future Year 2000 problems.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 is effective for all fiscal quarters for fiscal years beginning after June 15, 2000 and is not anticipated to have a significant impact on our operating results or financial condition when adopted.

Qualitative and Quantitative Disclosures about Market Risk

   We develop products in the United States and market and sell in North America, South American, Asia and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure.

   Our investment policy requires us to invest funds in excess of current operating requirements in:

  . obligations of the U.S. government and its agencies;

  . investment grade state and local government obligations;

  . securities of U.S. corporations rated A1 or AA by Standard and Poors or the Moody's equivalent; and

  . money market funds, deposits or notes issued or guaranteed by U.S. and non-U.S. commercial banks, meeting certain credit rating and net worth requirements with maturities of less than two years.

   At December 31, 1999, our cash and cash equivalents consisted primarily of demand deposits and money market funds held by large institutions in the U.S. and our short-term investments were invested in corporate debt securities maturing in less than one year.

                                    BUSINESS

Overview

   We are a leading provider of eBusiness infrastructure software that optimizes, automates and personalizes user support over the Internet. Our comprehensive suite of eSupport software services is designed to accelerate eBusiness growth by increasing the strategic value of support organizations and reducing support inefficiencies that would otherwise constrain expanding Internet initiatives. We offer customers the ability to automate problem avoidance through self-healing, promote call avoidance through user self-service and improve problem resolution through optimized, assisted support. By deploying our eSupport infrastructure, customers can transform eBusiness support operations from inefficient cost centers to highly productive and scalable competitive assets that increase customer loyalty, improve operational efficiencies and generate incremental revenue. We sell our products and services to corporate information technology departments, Internet service providers, application service providers and support outsourcers. Our customers include Bear Stearns, Compaq Professional Services, Computer Sciences Corp., everdream, Excite@Home, Globo Cabo, JCPenney and micronpc.com.

Industry Background

 User Support Is Critical for eBusiness

   Businesses are increasingly relying on the Internet to sell more products and services, drive efficiencies in supply chains and distribution channels, establish and improve customer relationships and increase employee productivity. Among these organizations are traditional businesses that are increasingly conducting business over the Internet, companies that are formed specifically to deliver products and services over the Internet, and Internet-related technology vendors and service providers. To support their eBusiness initiatives, businesses are deploying Internet, intranet and extranet technology solutions that automate and optimize the interaction between the enterprise and its employees and customers, as well as the members of an extended enterprise of suppliers, distributors and business partners.

   In this environment, high-quality support is critical for customers and eBusiness infrastructure users and the growth of eBusiness initiatives. As businesses increase their reliance on the Internet, user support becomes a primary interface between a business and its employees, supply chain partners and customers. High-quality, personalized and continuous user support enables internal and external systems to run more efficiently, improves employee productivity and increases customer acquisition, retention and satisfaction. Therefore, deploying a comprehensive Internet-based support infrastructure is becoming a competitive asset that enables a company to differentiate its products and services and improve the efficiency of its operations.

 The Growing Difficulty in Delivering User Support

   We believe technical support has become the most critical form of user support, as businesses and users increasingly rely upon complex IT infrastructure and the Internet to conduct business. IDC estimates that 59% of businesses either lose business, or are no longer able to conduct business, if their system or network is not available. In addition, delivering technical support is increasingly complex and difficult as systems become more sophisticated, different electronic devices proliferate and the number of users and their demands grow.

   Millions of Unique Users Are Leveraging the Power of the Web. According to IDC, the number of people using the Web will grow from 196 million in 1999 to 502 million in 2003. These users have a broad range of support requirements and levels of sophistication. Supporting this growing demographic is further complicated by each user's dependence on different applications and devices. These users also face a proliferation of new Web-based services and require real-time training and electronic support.

   Computing Environments Are Becoming More Complicated. A typical business uses a broad range of operating systems, networking technologies, e-commerce software, security solutions, server applications,

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

legacy systems, packaged and internally developed applications and productivity tools. In many cases, these applications are integrated within the corporation and with the systems and applications of the extended enterprise, through a variety of networks and protocols.

   Electronic Devices Are Proliferating. Businesses and consumers use many different electronic devices to conduct business, access the Internet and purchase products and services, such as personal computers, personal digital assistants and other mobile devices. Each device bears an individual profile--a different configuration of applications, operating system components, network access protocols and personal settings. To illustrate this proliferation, according to IDC, the number of shipped personal computers alone will grow from approximately 112 million in 1999 to 190 million in 2003.

   Applications Are Multiplying. Meta Group estimates that the number of programs on the average personal computer has risen from approximately 200 in 1997 to over 600 in 1999. These applications are frequently upgraded, and combinations will increase exponentially. In addition, we believe that the variability of device configurations will increase as customers download, install and use thousands of programs from the Internet or access hosted applications.

 Existing Support Solutions Are Inadequate

   Existing approaches to user support are increasingly inefficient and costly in today's rapidly evolving and dynamic Internet economy. Providing scalable, personalized technical support is especially difficult. Businesses have traditionally provided support to users on-site or remotely through call centers and help desks. These methods are highly labor intensive because support is typically provided through time consuming phone interaction, e-mail or on-site visits. Moreover, call centers and help desks generally experience high turnover and have difficulty scaling. Support professionals are provided with limited knowledge of users, their systems and business needs and therefore cannot properly and rapidly diagnose and resolve users' problems. In addition, user self-help options such as manuals and software help features have been of limited effectiveness, as they are static and require intensive user effort.

   The increasing complexity of support requires a highly personalized, automated and Web-based approach to the development and delivery of support. To date, support infrastructure technology investments have primarily focused on making incremental improvements to existing call center and help desk solutions. For example, work-flow solutions, such as automated call-tracking, knowledge management systems, which develop knowledge bases, and Web-based applications, such as email response management systems, have increased the efficiency of support delivery. However, these solutions do not reduce the need for assisted support, offer automated proactive support or provide Web-based technologies for personalized problem diagnosis or resolution.

 The Growth of eSupport

   According to the Gartner Group, the volume of nonfinancial goods and services sold through business-to-business e-commerce is expected to reach over $7 trillion worldwide in 2004. However, most organizations lack an adequate support infrastructure to meet the demands imposed by this increasing volume of Internet commerce. The inadequacy of existing support infrastructure impedes the growth and rapid acceptance of eBusiness. Therefore, businesses are seeking more effective and efficient ways to deliver user support. Support solutions must deliver highly personalized services that are able to automatically and intelligently identify and resolve user problems and questions. Organizations need to transform eBusiness support operations from inefficient cost centers to highly productive and scalable competitive assets that increase customer loyalty, improve operational efficiencies and generate incremental revenue. To do so, businesses must fully build out their Web-based support infrastructure. The market for eSupport, the automated delivery of user support over the Internet, is estimated by IDC to grow from $3 billion in 1999 to over $14 billion in 2003.

The Support.com Solution

   We are a leading provider of comprehensive eSupport infrastructure software that optimizes, automates and personalizes user support. We sell and market our products to corporate information technology departments, support outsourcers, Internet service providers, applications service providers and other businesses that leverage the Internet. We offer a comprehensive eSupport solution that automates problem avoidance through self-healing, promotes call avoidance through user self-service, and optimizes online assisted support. Our Web-based offerings are available in a variety of configurations, including a full-service Web site, or support portal, that serves as the nexus of an eBusiness support infrastructure.
   The key features of our products include:

   Personalized Support. Our software automatically discovers and tracks the unique characteristics of each user's system and that system's components in order to personalize and optimize the support process.

   Self-Healing. Our software dynamically recognizes, diagnoses and proactively resolves potential problems as they arise, without the need for the user to request specific assistance.

   Self-Service. Our software empowers users to resolve their own problems through a single, intuitive interface that provides adaptive, context-sensitive resolution of problems and queries.

   Assisted Service. Our solution ensures that, if and when a problem or query is escalated to the level at which it requires the assistance of a support analyst, that analyst will have detailed information about the user's system and access to dynamically evolving sets of support actions to optimize problem resolution.

   Web Support Content Authoring. Our solution enables support analysts to develop support actions that automatically implement problem diagnosis and repair, user training and "just-in-time" help through the Web. These actions are made available to other support analysts and users to further automate the support process.

   Internet-Based Architecture. Our products are primarily Web-based, meaning that they can be delivered and updated through the Internet, are secure, scalable and extensible. By structuring our software this way, we are able to offer solutions to users, corporate information technology departments and other support providers that are geographically unconstrained and easy to use and deploy. By leveraging the Internet to architect a new eSupport process, we are able to fundamentally improve the effectiveness of support with dynamic and detailed information exchange.

   Through the above features, our solutions:

   Accelerate eBusiness Growth. Our software's high degree of automation and scalability provides our customers with a means for eliminating the support bottlenecks that would otherwise constrain their rapidly expanding eBusiness initiatives. Our products provide extensive information-gathering capabilities that can add value outside the technical support context by helping our customers convert the traditional help desk into a revenue generating business services desk. For instance, one of our customers utilizes our eSupport solution in their support portal to drive sales of additional products and services.

   Leverage the Web to Reduce Support Costs. Traditional support solutions involve multiple instances of human interaction by telephone and in person. Our products enable fully automated problem and query resolution directly by users--that is, without necessarily requiring remote or in-person assistance. We refer to this user self-service as "Tier Zero," and believe that it is a uniquely effective and efficient means of providing support. By providing a 24 hour, seven-days-a-week automated "support button" on systems, our software minimizes escalation of problems from Tier Zero to levels requiring human interaction. As a result, our customers can leverage their existing support infrastructure, significantly reduce their overall support costs, and create an internal environment that allows them to attract and retain high-quality support analysts.

   Increase Customer Satisfaction through Rapid Problem Resolution. Our products are personalized, context-sensitive, and adapt to dynamically changing system environments. Our patented DNA Probe, for example, recognizes individual system settings and provides our eSupport solution with the information necessary to resolve technical problems at Tier Zero. In situations where problems are not eliminated at Tier Zero, the Support.com infrastructure also proactively provides support analysts with detailed user and process information and problem history. Our approach resolves user problems faster and more proactively than traditional support solutions, which significantly increases user satisfaction and reduces downtime.

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

   Rapidly Deploy and Integrate with Existing Solutions. Our products are architected to reduce customer configuration deployment times and installation costs. Our software helps customers to preserve their investments in and deployments of call center and help desk products, workflow tools, knowledge bases and other applications. Our solution enhances these capabilities and integrates them into a cohesive, automated and personalized Internet support infrastructure. In addition to integrating with a customer's existing support infrastructure, our solution is designed to effectively support third-party software and does not require lengthy development, testing or maintenance cycles.

   Enable Businesses to Achieve Competitive Advantage. Our comprehensive eSupport solution effectively accelerates problem resolution, reduces system downtime and increases user productivity, each of which is important to maintaining a competitive advantage in today's Internet economy. In addition, we offer our customers the ability to differentiate their product offerings, improve their customer satisfaction and enhance their online presence by enabling them to brand their own version of our support portal.

Support.com Strategy

   Our mission is to be the leading provider of comprehensive eSupport infrastructure software. Key components of our strategy include:

   Capitalize on the Growth of eBusiness and the Internet. We believe that as businesses continue to leverage the power of the Internet to realize efficiencies in their interactions with customers, supply chain partners and employees, the opportunities to provide Web-based products that address the support needs of these constituencies will be substantial. As companies increasingly use the Internet to automate business processes, their contact with customers is progressively becoming limited to those support interactions that occur when a user has a problem. Our goal is to leverage our technologies and Web-based architecture to help our customers capitalize on these interactions, ultimately providing unprecedented levels of customer care via the Internet.

   Continue to Develop Leading-Edge Support Technologies. Our eSupport product offerings are based on patented technology and solve many complex user support problems, namely those revolving around technical support. We intend to continue investing substantial resources in developing innovative technologies that enhance the personalization, automation and overall effectiveness of our solutions. We also plan to continue developing technologies to support additional platforms and applications and to address the complex and evolving natures of corporate computing environments and the Internet. We believe that our focus on providing technical support infrastructure gives us a competitive advantage as we develop solutions to address broader customer support opportunities.

   Extend Market Leadership Position by Expanding Our Sales and Distribution Capabilities. We plan to continue developing both our internal sales force and our indirect sales channel of resellers, systems integrators, support outsourcers and other service providers. We also intend to expand our Web-based sales strategies. We believe that leveraging our indirect sales channel and Web sales will add tremendous cost efficiencies to and increase the scalability of our sales process. Distribution of our products through Internet service providers and application service providers, which typically have large numbers of customers, will help promote recognition of our brand and enhance our market penetration and position. We intend to further penetrate our markets by leveraging our existing base of reference accounts to support our consultative selling efforts and to attract new customers.

   Leverage and Expand our Technology Relationships. Our relationships with key technology vendors are important to delivering a comprehensive and robust support solution and increasing our brand recognition. We work with leading technology companies in such areas as knowledge management, customer communications, call center and help desk software to ensure that our offerings can be integrated with our customers' existing infrastructure. We intend to deepen our relationships with these and other key technology providers in an effort to enhance the functionality of our solutions, support additional platforms and applications and extend the reach of our product offerings.

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

   Continue to Enhance Customer Value. We work in close partnership with our customers to develop an in-depth understanding of their businesses, to optimize their eSupport infrastructure and to increase their return on investment. We intend to continue to provide a high level of customer service and support through our services organization and by using our own eSupport technologies. We will continue to proactively work with our customers to improve the quality of our product offerings and to identify and address their new support challenges as they grow with the Internet.

Products

   Our eSupport infrastructure products and services enable our customers to support their customers, supply chain partners and employees automatically and via the Internet, extranets or intranets. Our software allows our customers to provide their users with personalized, automated support solutions tailored to meet the needs of their respective business environments. Support solutions generated by our products are unique for each user and are "intelligent" in that they are interactive, adaptable and have the capability to automatically update themselves as the user's support requirements change. In addition, our products are Web-based, which reduces user deployment and installation expenses. This ease of deployment makes our software particularly scalable in corporate environments.

   The following table highlights the features of our products:

     Product                               Description

  Healing Agent  A comprehensive, context-sensitive user-based support application that enables personalized self-service and makes software self-healing by proactively identifying and repairing problems on users' systems.
-------------------------------------------------------------------------------

  Support Center A centralized support infrastructure and a suite of software components for remote assisted service, enterprise-wide
                 problem resolution and management and administration of the overall support environment. Builds on the Healing Agent's support capabilities to optimize the support process when a support request is escalated to a support analyst.
-------------------------------------------------------------------------------

  Support Portal An interactive Web platform that enables companies to drive enhanced self-service and assisted service. Works with the
                 Internet-enabled Support Center and Healing Agent to provide support organizations with the components and infrastructure they need to provide interactive, full-service and
                 personalized online support.
-------------------------------------------------------------------------------

  Foundry A comprehensive application for authoring automated support actions and managing support content that can then be utilized by the Healing Agent, Support Center and Support Portal.


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

   Our eSupport suite consists of four products that provide a modular approach to building comprehensive eSupport solutions. The following diagram illustrates the components of our eSupport Suite and how they interact:

[GRAPHIC APPEARS HERE]

 Healing Agent

   The Healing Agent provides users with self-healing and automated self-service capabilities to resolve problems and questions that otherwise would require a call to the call center or help desk. The Healing Agent effectively acts as the user's personalized, context-sensitive support assistant, proactively identifying and automatically solving problems as they arise. In addition, the Healing Agent provides a single source of information for addressing software and system malfunctions, known as "break/fix" problems, and responding to users' queries, called "how-to" questions. The result is fewer calls to the call center or help desk, shorter problem resolution cycles and a more satisfying user experience. The Healing Agent serves as the foundation for our comprehensive support infrastructure.

   The Healing Agent includes the following features:

   Self-Healing Capabilities. Proactively identifies problems and resolves them before they manifest themselves. By actively monitoring the applications and components of a user's changing system, the Healing Agent can intelligently eliminate problems before they cause downtime.

   Automated Self-Service. Enables users to address support problems that otherwise would require calls to the call center or help desk, including "break/fix" problems, "how-to" questions and requests for system modifications. This reduces the number of calls to the call center and provides users with a more efficient and satisfying support experience.

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

   Support for Disconnected and Mobile Users. Allows users to solve problems when they are completely disconnected from their networks. The solutions critical to disconnected and mobile users reside locally on the user's machine.

   Undo Capability. Provides users with the ability to undo actions taken by the Healing Agent. This increases receptiveness to self-service for both users and support analysts by reducing the perceived risk of using the recommended solution.

 Support Center

   The Support Center provides a centralized support infrastructure and a suite of software components for remote assisted service, enterprise-wide problem resolution and management and administration of the overall support environment. This product suite provides support analysts with the ability to deliver context-sensitive diagnosis and resolution of user problems. The Support Center builds on the Healing Agent's support capabilities to optimize the support process when a support request is escalated to the call center or help desk. The Support Center provides support for a comprehensive range of call types, including "break/fix" problems, "how-to" questions and requests for system modifications.

   The Support Center enables support analysts to provide enhanced assisted service with a powerful set of tools for diagnosing and resolving problems from remote locations. By integrating the Healing Agent's knowledge and user history with remote assisted service, the Support Center automatically provides support analysts with key information that they would otherwise have to gather manually. The Support Center allows support analysts to automatically identify the fundamental causes of problems and enable users and support staff to systematically and rapidly resolve them without desktop visits or protracted interactions between the user and the analyst. The result is significant reductions in call times, which in turn results in improved service to users and lower support costs.

   The enterprise healing capabilities of the Support Center enable the support organization to proactively solve problems for a large number of users across the organization before user productivity becomes impaired. Enterprise healing allows the support organization to identify problems that could potentially affect large numbers of users and preemptively repair them before users suffer downtime.

   The administration and management capabilities of the Support Center provide centralized user management, usage and status reporting, storage maintenance, security administration and instructions for the Healing Agent. The Support Center manages characteristics and privileges for users and support analysts and reports on support activities. For instance, periodic maintenance can be performed from the Support Center to manage security parameters and storage requirements. The Support Center provides centralized instructions for the Healing Agents, which control their behavior and activity.

   The Support Center includes the following features:

   Knowledge-Driven Remote Diagnosis. Provides the support analyst with the knowledge and tools to remotely diagnose problems on a user's system. The Support Center provides support analysts with information about the current configuration of a user's system, a history of all prior actions taken to resolve the user's problems and a comprehensive suite of tools to present context-sensitive solutions to the support analyst for execution. This allows for analysis of problems based on the status of the user's system and personalized support requirements and results in better and quicker diagnosis of the fundamental cause of the problem and its solution.

   Remote Repair. Enables the support analyst to remotely solve problems with no user interaction. This reduces desktop visits and costly, time-consuming interaction with users. Remote repair allows the support analyst to initiate online chat sessions with users, edit their files and execute commands on their systems.

   Reporting. Provides support organizations with information for monitoring support transactions, proactively identifying trends and potential problems and measuring the effectiveness of our eSupport suite.

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

   Extensibility. Provides an open architecture to enhance and extend the capabilities of the Support Center to meet evolving support needs. In addition, the Support Center enables support organizations to transfer and leverage information with knowledge bases and automatically transfers information into call tracking databases.

   Security. The user can control which activities are allowed or disallowed by the support analyst. In addition, support administrators manage overall user and group security. All support activity occurs using industry standard security, including encryption and the use of digital certificates.

   Undo capabilities. Allows support analysts to undo actions taken from the Support Center. This provides support analysts with flexibility in controlling actions that may have a negative effect. This increases receptiveness to remote assisted support for both users and support personnel by reducing the perceived risk of using the recommended solution.

 Support Portal

   The Support Portal is an interactive Web platform that enables businesses to add to or enhance self-service or assisted service capabilities. The Support Portal works with the Internet-enabled Support Center and Healing Agent to provide support organizations with the components and infrastructure they need to build interactive, full-service, context-sensitive and personalized online support. The Support Portal enhances existing support solutions, such as knowledge bases and call tracking systems, by delivering context-sensitive information that allows for better solution matching and automated problem resolution. The result is a support experience in which the Support Portal interacts with the user, the system and other support technologies to provide a personalized solution to the user's support request.

   The Support Portal includes the following features:

   Web-Based Solution. Scales with the organization's eBusiness initiatives. The Support Portal serves as a single point of integration for all support content, technologies and processes.

   Interactive, Context-Sensitive Support. Interacts with users' systems to guide those users through the complexities of their specific environments, offering them context-sensitive, personalized support.

   Support Process Automation. Connects users to support providers and automates and mitigates inefficiencies in the support process. This includes:

  . self-service;

  . routing of support requests to the support organization;

  . user identification and privilege verification;

  . problem description;

  . diagnosis and repair; and

  . logging of actions taken by all parties involved in the support transaction.

 Foundry

   The Foundry is a development environment for authoring support actions and managing support content that can then be utilized by the Healing Agent, Support Center and Support Portal. The Foundry's authoring capabilities enable support organizations to create automated solutions, or SupportActions, that support user applications and operating system components, automate common support activities and schedule jobs to manage user systems. SupportActions can be created for a complete range of support requests, including "break/fix" problems, "how-to" questions and requests for system modifications.

   The Foundry includes the following features:

   Content Creation and Content Management. The Foundry enables support organizations to create, publish, integrate and maintain automated SupportActions. Product attributes include:

  . a platform for authoring automated SupportActions from a point-and-click interface. This includes support content automation and the ability to easily integrate existing support content into a database of solutions and content.

  . automated categorizing and indexing of support content and SupportActions, which enables users to quickly find the appropriate solution to their problem.

   Personalization. The Foundry enables the support organization to create personalized support content. Using the Foundry's capabilities, a company can:

  . create support solutions that automatically identify and address the unique support requirements of each user. These solutions are automatically updated to reflect any changes in the user's support requirements.

  . deliver automated support solutions to a single user or set of users based on the unique characteristics of their systems, the history of their support needs, and other criteria.

Technology

   We believe that our core technologies provide the foundation for a scalable support infrastructure. The intelligent nature of our core technologies enables our products to automatically adapt to varying environments and to reduce the manual labor associated with the support process.

 DNA Probe--Personalized Support

   The DNA Probe provides detailed data about each user, their system, and the software on their system. The patented DNA Probe technology automatically identifies the characteristics of each user's software applications and operating system components and tracks them over time. This personalized data can then be used to quickly sift through large amounts of information, compare historical data and highlight potential fundamental causes of problems. For example, the DNA Probe technology automatically identifies all of the network settings for each individual user, including the network address, machine name, Internet configuration and the specific drivers for their network card. In contrast to other support process methodologies, which involve authoring generic solutions and attempting to apply those to numerous unique users, support organizations can use the DNA Probe's ability to learn about each dynamic environment to efficiently provide users with personalized support solutions.

 ContextResponse--Context-Sensitive Support

   ContextResponse analyzes the data gathered by the DNA Probe, identifies and diagnoses the most relevant information, and then delivers a solution for a user's problem or question. It is the ability to gather, analyze and transmit context-sensitive information which efficiently automates the support process. ContextResponse personalizes and automates the support process by:

  . automatically gathering information that otherwise would require a time-consuming and frequently complex interaction between the user and the support analyst. For example, rather than asking a user to identify their specific operating system parameters and software versions, ContextResponse automatically gathers this information and electronically relays the information to the support analyst.

  . analyzing information to identify potential problems. ContextResponse is designed to identify the fundamental cause of a problem by analyzing the results of diagnostic programs and/or comparing the user's current system configuration to a previous working configuration, a reference configuration or another user's configuration.

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

 SupportActions--Point and Click Development and Delivery

   Many custom support solutions can be packaged as SupportActions, which enable the automation of common support activities such as answering "break/fix" problems or "how-to" questions. Support analysts use the Foundry to create custom SupportActions via a simple point-and-click interface. Support organizations can integrate existing programs, commands and content into SupportActions to turn static information into automated knowledge. For example, the support organization could integrate frequently asked questions or a diagnostic program into a SupportAction so that the user can automatically perform the steps described by the answers to the frequently asked questions or the diagnostics program. SupportActions can accomodate many scripting languages and a wide range of content.

 Change Management Infrastructure

   Our change management infrastructure provides a common mechanism for the distribution and application of changes to one or more machines. This infrastructure is used across all products to ensure that changes made to a user's machine are consistent, reversible and recorded. Repair to a user's machine, comparison of one machine to another, installation, modification and distribution can all be achieved using our common change management infrastructure. Support solutions are easier to develop with this infrastructure because steps that are done manually and are potentially error-prone are replaced by automatic and consistent mechanisms. This can facilitate rapid development and reduce the cost of on-going maintenance.

 Nexus--Enhanced Communication Infrastructure

   Our products communicate directly with each other using secure protocols, but firewalls and other network components often restrict direct communication across the Internet. In the event that a firewall or other device prevents direct communication between remote parties, our products are designed to communicate indirectly using our Nexus technology as an intermediary. Our Nexus technology allows communication to take place between parties in circumstances where direct communication is unreliable or impossible.

 Software Vaults--Efficient Storage Management

   Once a user's problem is diagnosed, the solution is delivered to the user from the Software Vault. Support solutions generally require access to a large amount of support content, in the form of files, programs and other information, which must be available locally and/or across a network. Our patent-pending Software Vault provides storage, retrieval and management of this support content. All files and programs associated with supported applications, operating system components and all SupportActions are stored in the Software Vault.

   The Software Vault provides a redundant, distributed mechanism for this support content. For example, if a particular file on a user's system has been corrupted and needs to be replaced, one or more Software Vaults will be accessed in a logical sequence until the needed file has been found. Software Vaults reside on servers to support thousands of users, and portions of Software Vaults can also be placed locally on a user's system to provide support for critical applications and operating system components when the user is completely disconnected from the network.

   The Software Vault's file storage mechanism is highly efficient. By storing each unique file only once, the Software Vault minimizes disk space, communications and bandwidth requirements. For example, if a number of users have multiple applications that all use a particular version of a file or program, only one copy of that file is kept in the Software Vault.

Services and Support

   Our services organization provides a range of support offerings from architectural design to on-going customer support and is critical to our focus on customer satisfaction. Our services group configures solutions for our customers that are deployed across all or parts of their organization. Our services and support capabilities are divided into three areas:

  . Implementation--Provides architectural design, transformation, product integration and deployment services to our customers. Each implementation is customized according to the customer's organizational and technical requirements.

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

  . Education--Trains our customers and those parties with whom we have alliances in the design, implementation and use of our products.

  . Technical Support--Responds to design, feature, implementation and deployment questions.

   Under a maintenance contract, our customers receive generally available new releases, corrections, enhancements, updates and other changes to the products they have licensed.

   As of January 31, 2000, we had 12 employees engaged in services and support activities.

Customers

   We market and sell our eSupport solutions to corporate information technology departments, support outsourcers, Internet service providers, application service providers and other businesses that leverage the Internet.

   The following is a representative list of companies who have purchased our products and services organized by our customer focus categories:

   Corporate                      ISP/ASP                 Support Outsourcers
   ---------                   -------------          ----------------------------
   Bear Stearns                 everdream             Compaq Professional Services
   Broadcom                     Excite@Home           CompuCom
   Cadence Design Systems       Globo Cabo            Computer Sciences Corp.
   Chase H&Q                    Jamcracker            Cotelligent
   Equifax                      micronpc.com          Service 911.com
   JCPenney                                           Xerox Connect
   Madge Networks
   McKesson HBOC

 Case Studies

   The following case studies illustrate how our customers integrate our solution:

--------------------------------------------------------------------------------

  Customer                                   Description

  Bear, Stearns & Co.  Bear, Stearns & Co. Inc. is a leading investment
  Inc.                 banking and securities trading and brokerage firm
                       serving organizations and individuals worldwide. Bear
                       Stearns was seeking a solution to manage the more than
                       11,000 troubleshooting calls per month received by its
                       support organization from internal and external
                       traders. Bear Stearns selected us because of our
                       ability to solve complex problems related to the
                       diverse environments of its systems. By using our
                       software, Bear Stearns support analysts can remotely
                       support these users, streamline the support process and
                       solve their most common problems in a more effective
                       and timely manner. Bear Stearns support analysts now
                       have more time to focus on additional support issues.
------------------------------------------------------------------------------
  Excite@Home          Excite@Home is a global media company that provides
                       high-speed Internet access to over 1,000,000 consumer
                       and small business users. Excite@Home needed a solution
                       to better manage calls related to connectivity
                       difficulties, their most common support call,
                       representing 35% of all calls received. They chose the
                       Support.com Healing Agent, which is installed as a
                       standard part of Excite@Home's service. The Healing
                       Agent supports PC, network and Internet configurations,
                       provides continuous support for network components and
                       client software, and can automatically solve user's
                       connection problems. With the Support.com solution, the
                       number of calls to the call center have decreased and
                       the time it takes to solve problems when calls do come
                       in has decreased. We are also working with other
                       organizations to create an Excite@Home Support Portal
                       that will enable its users to access our eSupport
                       solutions, as well as the virus protection, aggregated
                       support content and e-commerce offerings of other
                       vendors.

--------------------------------------------------------------------------------

  Customer                                   Description

  JCPenney             JCPenney, the worldwide leader in the retail industry,
                       was seeking a solution to enhance its support process
                       while providing a better service level to its
                       employees. JCPenney uses our software to provide a full
                       range of eSupport solutions focused on automating the
                       support process and improving the user community
                       experience with the help desk.
------------------------------------------------------------------------------
  Compaq Professional  Compaq Professional Services, a division of Compaq
   Services            Computer Corporation, operates one of the world's
                       largest and leading multi-lingual help desks, providing
                       service to more than one million corporate computer
                       users. Compaq was looking for a solution to resolve
                       user problems as quickly as possible and decrease
                       overall support costs. The eSupport solution for Compaq
                       is a part of the Compaq Professional Services global
                       help desk and provides comprehensive self-healing,
                       self-service and assisted service over the Internet.
------------------------------------------------------------------------------
  everdream            everdream is an application service provider that
                       delivers hardware, software, networking infrastructure
                       and support to small business customers, thereby
                       offering its customers a single point of support. With
                       the integration of our self-healing, self-service and
                       assisted service technology on the everdream platform,
                       everdream is able to increase the number of technical
                       problems solved for its customers and decrease the time
                       it takes to solve them. As a result, everdream's
                       customers can experience increased productivity and
                       cost savings.



Strategic Alliances

   An important element of our sales and marketing strategy is to leverage and expand our strategic alliances with key industry leaders to increase market awareness, acceptance and distribution of our products and services. We have established formal and informal distribution and solutions alliances with industry leaders to help us to deliver comprehensive solutions and allow us to focus on our core area of expertise: developing eSupport software. We employ this network of alliances to expand our sales, service and marketing capabilities and to extend the technical and functional application of our eSupport solutions.

 Distribution Alliances

   We have established distribution alliances with specialized technology and services firms that deliver our solutions to specific market segments. These distribution relationships allow us to benefit from the marketing and lead generation capabilities of these firms and are intended to increase geographic sales coverage and to address small- to-medium-sized businesses and large corporate customers. In turn, the companies with which we have distribution alliances can enhance their product and service offerings and increase customer satisfaction with our products while effectively managing costs associated with providing support to their customers.

   The following table illustrates our formal distribution alliances:

--------------------------------------------------------------------------------

                 Target Category                           Company

  Support Outsourcers deliver outsourced         Compaq Professional Services
   technical support and help desk capabilities  CompuCom
   to large corporations.                        Computer Sciences Corp.
                                                 Cotelligent
                                                 Service 911.com
                                                 Sykes Enterprises
                                                 Xerox Connect

-----------------------------------------------------------------------------
  Internet Service Providers offer their         Excite@Home
   customers Internet access.
                                                 Globo Cabo

-----------------------------------------------------------------------------
  PC Vendors provide support to their customers  Omni Tech
   in connection with their hardware product
   offerings.                                    Premio Computer

-----------------------------------------------------------------------------
  Application Service Providers offer hardware,  everdream
   software, networking infrastructure with
   Internet accessible applications and support  Jamcracker
   to small- and medium-sized companies.         micronpc.com
-----------------------------------------------------------------------------

  Support Integrators provide strategic          Support Technologies
   consulting and implementation services to
   organizations building their support
   infrastructure.


 Solutions Alliances

   We have established solutions alliances with leading providers of complementary support technologies such as call center/help desk management companies, knowledge management companies and systems management firms. Our relationships with these technology providers help us deliver comprehensive solutions to our customers and provide us the ability to rapidly adapt our solutions to our customers' needs. We also seek to generate referral sales from these alliances. By establishing alliances with Support.com, these technology providers can provide a more comprehensive support solution to their customers while informing and educating their customers about new support products and technologies.

   The following table illustrates our formal and informal solutions alliances:

--------------------------------------------------------------------------------

                      Target Category                             Company

  Call Center/Help Desk Management solution providers       HP OpenView
   offer software that allows organizations to respond to   Peregrine Systems
   service call requests and monitor support activity.      Remedy

-------------------------------------------------------------------------------
  Knowledge Management companies provide solutions that     Inference
   collect, organize and share an enterprise's support
   data.                                                    ServiceWare

-------------------------------------------------------------------------------
  Email Management solutions providers enable help          Kana Communications
   desk/customer service departments to route, track and
   respond to high volumes of customer email.

-------------------------------------------------------------------------------
  Systems Management solutions providers enable global      Computer Associates
   organizations to control their IT resources, increase
   application availability and improve customer service.   Tivoli
-------------------------------------------------------------------------------

  Password Reset companies provide solutions to automate    Courion
   the reset and synchronization of user passwords.

-------------------------------------------------------------------------------
  Content Providers deliver support-related content.        MyHelpdesk.com
                                                            Shaman Corporation
                                                            ZDNet

-------------------------------------------------------------------------------
  Hardware Diagnostics solutions providers offer utilities  PC-Doctor to accurately determine the cause of hardware problems.

Research and Development

   The emerging market for eSupport solutions is characterized by rapid technological change, new product introductions and enhancements, evolving customer requirements and rapidly changing industry standards. We devote a substantial portion of our resources to developing new and enhanced versions of our eSupport infrastructure software, conducting product testing and quality assurance testing and improving our core technologies, ultimately strengthening our technological expertise in the market for eSupport.

   As of January 31, 2000, we had 30 employees in research and development activities. Our research and development expenditures were approximately $1.1 million in 1998 and $2.4 million in 1999. We expect to continue to devote significant resources to research and development for the next several years.

Sales and Marketing

 Sales

   Our sales efforts target corporate information technology departments, support outsourcers, Internet service providers, application service providers and other businesses that leverage the Internet, through a combination of direct and indirect sales channels. Direct channels are characterized by direct relationships with customers, while indirect channels utilize existing customers and strategic alliances to generate new business. Our corporate customers consist of clients which leverage their intranet and/or extranet for their eBusiness initiatives. We address these corporate entities through direct channels to targeted industries, including financial services, telecommunications, retail and manufacturing, and indirect channels to outsourcers, live support providers and system integrators. Our Internet market customers consist of Internet service provider and application service provider clients, which we address through direct sales channels. We have established specialized task forces to oversee each of our targeted customer segments. A telephone and Web sales team will be responsible for lead generation, customer follow-up, add-on business and new sales via the Web to existing customers and new market segments.

   We maintain direct and indirect sales personnel in North America covering the United States, Canada and Latin America, in the United Kingdom covering Europe, the Middle East and Africa, and in Singapore covering the Asia Pacific region. The direct and indirect sales force is organized into account teams that include sales executives and system engineers. The direct sales force is divided regionally and provides business and technical continuity to our customers. Our indirect sales force is responsible for globally enabling large service providers to sell and deploy our eSupport products to new customers. The indirect team is focused on enabling these channels through training, certification and sales and marketing assistance.

   Our sales strategy utilizes partner relationships and consultative selling techniques and incorporates a comprehensive communication infrastructure for both our direct and indirect sales forces. We plan to continue to invest and increase the size and geographical locations of both our direct and indirect sales model on a global basis.

 Marketing

   Our marketing efforts include needs assessment and market analysis, brand awareness, category education and lead generation, and educating organizations in our target markets, including corporate information technology departments, support outsourcers, Internet service providers, application service providers and other businesses that leverage the Internet.

   Needs assessment and market analysis include such activities as:

  . conducting market research;

  . establishing and maintaining close relationships with leading industry analysts;

  . developing close relationships with professional associations for help desk and support professionals; and

  . capturing, organizing and prioritizing customer and industry feedback to provide product direction to our research and development organization.

   Brand awareness, category education and lead generation include such activities as:

  . performing educational seminars;

  . developing and implementing direct mail and advertising campaigns;

  . performing marketing programs including Web seminars and Web direct mail;

  . managing and maintaining public relations campaigns

  . participating in industry-related events, conferences and tradeshows; and

  . developing and maintaining our Web site.

   Our Solutions Alliances Program is comprised of a select group of technology vendors in which together we focus on a range of joint marketing strategies and programs to extend the reach of our presence in the marketplace. We intend to continue to pursue these partnerships in the future.

   As of January 31, 2000, approximately 45 of our employees were engaged in sales and marketing activities.

Competition

   The market for our products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Although we do not currently compete against any one entity with respect to all aspects of our eSupport solution, we do compete with various vendors in regards to specific elements of our eSupport solution. These elements include automated development of support solutions, automated delivery of support solutions, and an Internet support infrastructure. For example, we currently compete with companies that provide automated development of support solutions, such as Serena Software, Inc. We also compete with companies that provide automated delivery of support solutions, such as Motive Communications, Inc.

   In the future, we may encounter competition from other software companies to the extent that we enter each other's market. These companies may include: customer communications software companies, such as Kana Communications, Inc. and eGain Communications, Inc.; question/answer companies, such as Ask Jeeves; customer relationship management, or CRM, solutions companies, such as Siebel Systems, Inc., Oracle Corporation and Silknet Software, Inc.; consolidated service desk (CSD) solution vendors, such as Clarify Inc., Peregrine Systems, Inc. and Remedy Corporation; and operating systems providers, such as Microsoft Corporation.

   Our potential competitors may have longer operating histories, significantly greater financial, technical, and other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Competition could seriously harm our ability to sell additional software, maintenance renewals and services on terms favorable to us. Competitive pressures could reduce our market share or require us to reduce the price of products and services, any of which could harm our business, financial condition and operating results.

   We believe that the principal competitive factors in our market include:

  . establishing a significant base of reference customers;

  . demonstrating ongoing value and return-on-investment;

  . product functionality, quality and performance;

  . introducing new products to the market in a timely manner;

  . customer service and support; and

  . pricing.

   Although we believe our solutions compete favorably with respect to each of these factors, the market for our products is new and rapidly evolving. We may not be able to maintain our competitive position against current and potential competitors, especially those with greater resources.

Intellectual Property

   The status of United States patent protection in the software industry is not well defined and will evolve as the U.S. Patent and Trademark Office grants additional patents. We have one patent in the general area of automated discovery of dynamic configurations. We currently have four patent applications pending in the United States, and we may seek additional patents in the future. We do not know if our patent applications or any future patent application will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we have or may receive will be challenged or invalidated. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States, and our competitors may independently develop technology similar to ours. We will continue to assess appropriate occasions for seeking patent and other intellectual property protections for those aspects of our technologies that we believe constitute innovations providing significant competitive advantages. The pending and any future applications may or may not result in the issuance of valid patents.

   Our success depends in part upon our rights in proprietary software technology, some of which is patented. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patent, and we enter into confidentiality agreements with those of our employees and consultants involved in product development. We routinely require our employees, customers and potential business partners to enter into confidentiality and nondisclosure agreements before we will disclose any sensitive aspects of our products, technologies or business plans. In addition, we require employees to agree to surrender to us any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. These precautions may not prevent misappropriation or infringement of our intellectual property.

   Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against us. Although we have not received notice of any alleged infringement, our products may infringe issued patents that may relate to our products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business. This litigation could also require us to develop non-infringing technologies or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure or inability to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business.

Employees

   As of January 31, 2000, we had 102 full-time employees, including 30 in research and development, 12 in services, 45 in sales and marketing and 15 in general and administrative. None of our employees are covered by collective bargaining agreements. We believe our relations with our employees are good.

Legal Proceedings

   We are not a party to any material legal proceeding. We may be subject to various claims and legal actions arising in the ordinary course of business.

Facilities

   Our corporate headquarters are located in Redwood City, California, where we lease approximately 23,200 square feet under a lease that expires in August 2001. As of December 31, 1999, we also leased office space in 6 other cities for our sales and support personnel. The terms of these leases expire beginning in April 2000 and ending in July 2001, and automatically renew unless earlier terminated. We are currently subleasing our previous office space in Palo Alto, California, and anticipate continuing to do so until that lease expires in July 2001.

   We expect to require additional space to meet our needs in the next 12 months. We are currently pursuing our options with respect to obtaining additional facilities. Adequate space may not be available on commercially reasonable terms.

                                   MANAGEMENT

Directors and Executive Officers

   Our directors, executive officers and key employees and their ages as of December 31, 1999 are as follows:

Name                            Age Position
----                            --- --------
Radha R. Basu.................. 49  Chief Executive Officer, President and Director
Mark J. Pincus................. 34  Chairman of the Board
Brian M. Beattie............... 46  Chief Financial Officer, Senior VP of Finance and
                                     Administration
Jim R. Hilbert................. 39  Senior Vice President of Sales and Business
                                     Development
Scott W. Dale.................. 30  Chief Technical Officer
Cadir B. Lee................... 28  Chief Software Officer
Lucille K. Hoger............... 46  Vice President of Operations
Michael P. O'Rourke............ 40  Vice President of Engineering
Anthony C. Rodoni.............. 35  Vice President of Marketing
Matthew T. Cowan............... 28  Director
William L. Dunn(2)............. 63  Director
Bruce Golden(1)................ 40  Director
Edward S. Russell(2)........... 39  Director
Roger J. Sippl(1).............. 44  Director

--------
(1) Member of compensation committee.
(2) Member of audit committee.

   Radha R. Basu. Ms. Basu has served as President, Chief Executive Officer and as a director of Support.com since July 1999. Ms. Basu worked at Hewlett-Packard Company, a computing and imaging solutions provider company, from November 1978 to January 1999, and held various general management positions, most recently the general manager of the Electronic Business Software Organization. Ms. Basu also serves as chairman of the board of directors of Seec, Inc., an eBusiness solutions company. Ms. Basu holds a B.S. in Engineering from the University of Madras, a Masters degree in Electrical Engineering and Computer Science from the University of Southern California and is a graduate of the Stanford University Executive Management Program.

   Mark J. Pincus. Mr. Pincus co-founded, and has served as the Chairman of Support.com since its inception in December 1997. Mr. Pincus served as the Chief Executive Officer and President of Support.com since its inception until July 1999. Mr. Pincus is also a part-time employee of Support.com. From 1995 to 1997, Mr. Pincus was a co-founder and Chief Executive Officer of FreeLoader, Inc., a Web-based push technology service. From 1994 to 1995, he served as Vice President with Columbia Capital, a venture capital firm. From 1993 to 1994, he served as Manager at Tele-Communications, Inc. now AT&T Cable. Mr. Pincus holds a B.S. in Economics from Wharton, University of Pennsylvania and an MBA from Harvard Business School.

   Brian M. Beattie. Mr. Beattie has served as Executive Vice President of Finance and Administration and Chief Financial Officer of Support.com since October 1999. From May 1998 to May 1999, he served as Vice President of Finance, Mergers and Acquisitions of Nortel Networks Corporation, a voice and data networking company. From July 1996 to April 1998, Mr. Beattie served as Group Vice President of Meridian Solutions of Nortel Networks Corporation. From February 1993 to June 1996, Mr. Beattie served as Vice President Finance, Enterprise Networks, for Nortel Networks Corporation. Mr. Beattie holds a Bachelor of Commerce and an MBA from Concordia University in Montreal.

   Jim R. Hilbert. Mr. Hilbert has served as Senior Vice President of Sales and Business Development of Support.com since December 1999. From December 1998 to December 1999, he served as Vice President and General Manager of Tivoli Systems, Inc., a provider of systems management software and subsidiary of International Business Machines Corporation. From March 1997 to December 1998, he served as Vice President of Sales of Tivoli Systems, Inc. From 1987 to 1997, he served in several senior management positions in sales and marketing for Amdahl Corporation, a computer company. Mr. Hilbert holds a B.S. in Computer Science from the University of Texas.

   Scott W. Dale. Mr. Dale co-founded Support.com and has served as the Chief Technical Officer of Support.com since its inception in December 1997. From January 1997 to December 1997, Mr. Dale served as a software consultant for M&I Data Services, a financial transaction software company. From July 1992 to January 1997, Mr. Dale served as a software consultant to Hewlett-Packard Company, a computing and imaging solutions provider company. Mr. Dale holds a B.S. in Computer Science from Stanford University.

   Cadir B. Lee. Mr. Lee co-founded Support.com and has served as the Chief Software Officer of Support.com since its inception in December 1997. From 1995 to 1997, Mr. Lee served as a software consultant to Hewlett-Packard Company, a computing and imaging solutions provider company. Mr. Lee holds a B.S. in Biological Sciences and a B.A. in Music from Stanford University.

   Lucille K. Hoger. Ms. Hoger has served as the Vice President of Operations of Support.com since February 2000. From 1996 to 2000, Ms. Hoger served as the Chief Operating Officer at ConnectInc.com, an e-commerce software company. From 1992 to 1995, she served as a principal for Gemini Consulting, an affiliate of Cap Gemini, a consulting company. Ms. Hoger holds a B.A. in Accounting from Southwest Texas State University.

   Michael P. O'Rourke. Mr. O'Rourke has served as the Vice President of Engineering of Support.com since December 1999. From July 1999 to December 1999 he served as Vice President of Operations of Support.com. Prior to joining Support.com, Mr. O'Rourke served in several executive positions at Tivoli Systems, a provider of systems management software and subsidiary of International Business Machines Corporation. Mr. O'Rourke served as Vice President of the Packaged Solutions Business Unit at Tivoli Systems from December 1998 to June 1999, as Vice President of the Enterprise Business Unit from February 1998 to December 1998, as Vice President of Marketing and Partner Programs from June 1996 to February 1998, as Director of Partner Programs from July 1995 to June 1996 and as Director of Application Development from April 1993 to July 1995. Mr. O'Rourke holds a B.S. in Computer Science from the University of Vermont.

   Anthony C. Rodoni. Mr. Rodoni has served as Vice President of Marketing of Support.com since June 1998. From March 1988 to June 1998, Mr. Rodoni served in a variety of management positions, most recently as General Manager of the Data Warehouse Business Unit, at Informix Software, Inc., a database software company. Mr. Rodoni holds a B.S. in Computer Science from the University of California at Santa Barbara and an MBA from Santa Clara University.

   Matthew T. Cowan. Mr. Cowan has served as a director of Support.com since June 1999. From September 1998 to the present, Mr. Cowan has served as General Partner of Bowman Capital Management, a premier institutional investor specializing in both public and private technology growth companies. From July 1994 to September 1998, Mr. Cowan served as Director, Corporate Business Development of Intel Corporation. Mr. Cowan holds a B.A. degree in Political Science from Tufts University.

   William L. Dunn. Mr. Dunn has served as a director of Support.com since April 1998. From 1961 to 1989, Mr. Dunn served as an Executive Vice-President of Dow-Jones & Company, a publishing company. Mr. Dunn holds a B.A. in Economics from Drake University.

   Bruce Golden. Mr. Golden has served as a director of Support.com since June 1998. Since September 1997, Mr. Golden has served initially as entrepreneur-in-residence and then as a Partner at Accel Partners, a venture capital firm. From 1993 to August 1996, Mr. Golden served as a Vice President of Marketing at Illustra Information Technology, which was acquired by Informix Corporation in 1996, at which time Mr. Golden was employed by Informix Corporation, a database company. Mr. Golden holds a B.A. in Political Science from Columbia University.

   Edward S. Russell. Mr. Russell has served as a director of Support.com since June 1998. Since October 1996, Mr. Russell served as a General Partner at Softbank Technology Ventures, Inc. From 1988 to October 1996, Mr. Russell served as the Executive Director at SBC Warburg. Mr. Russell is a director of Buy.com, a multi-category Internet superstore. Mr. Russell received his B.S. in Computer Science from Carnegie Mellon University and an Executive MBA from London School of Business.

   Roger J. Sippl. Mr. Sippl has served as a director of Support.com since January 1999. Since August 1995, Mr. Sippl has served as the managing partner of Sippl Macdonald Ventures, a venture capital firm. From 1980 to 1989, Mr. Sippl was the founder and served as Chief Executive Officer and Chairman of the Board of Informix Corporation a database company. From 1989 to 1993, Mr. Sippl served as Chairman of the Board of Informix Corporation. From December 1990 to 1996, he co-founded and served as a director of The Vantive Corporation, a customer relationship management solutions company. From 1996 to 1998, he served as Chairman of the Board of The Vantive Corporation. From February 1993 until March 1998, Mr. Sippl was the founder and served as the Chief Executive Officer and Chairman of the Board of Visigenic Software, Inc., a software tools provider company. From March 1998 to July 1998, he served as Chief Technology Officer of Borland International, Inc. Mr. Sippl holds a B.S. in Computer Science from the University of California at Berkeley.

   There are no family relationships among any of our directors or executive officers.

Board Committees

   Our board of directors has a compensation committee and an audit committee.

   Our compensation committee is responsible for, among other things, determining salaries, incentives and other forms of compensation for directors, officers and other employees of Support.com and administering various incentive compensation and benefit plans. Prior to December 1999, we did not have a compensation committee. Our board of directors established executive compensation levels for 1999. Bruce Golden and Roger J. Sippl are the current members of the compensation committee. Radha R. Basu, our Chief Executive Officer, will participate in all discussions and decisions regarding salaries and incentive compensation for all employees and consultants of Support.com, except that she will be excluded from decisions regarding her own salary and incentive compensation.

   Our audit committee reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. Edward S. Russell and William L. Dunn are the current members of the audit committee.

Director Compensation

   Except for the grant of stock options and the grant of common stock pursuant to restricted stock purchase agreements, we do not currently compensate our directors for their services as directors. Our directors are eligible to participate in our 2000 Omibus Equity Incentive Plan and our directors who are employees of Support.com are eligible to participate in our 2000 Employee Stock Purchase Plan. We also reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meeting.

   In addition, we granted Bruce Golden, a director of Support.com, an option to purchase 50,000 shares of our common stock under our 1998 Stock Plan at a purchase price of $0.10 per share. We granted William Dunn, a director of Support.com, the right to purchase 80,000 shares of our common stock pursuant to a restricted stock purchase agreement at a purchase price of $0.10 per share. On February 18, 1999, Mr. Dunn purchased these shares of our common stock, subject to our right of repurchase which lapses over time. We granted Roger J. Sippl, a director of Support.com, the right to purchase 100,000 shares of our common stock pursuant to a restricted stock purchase agreement, at a purchase price of $0.10 per share. On January 14, 1999, Mr. Sippl purchased these shares of our common stock, subject to our right of repurchase which lapses over time.

Executive Compensation

   The following table provides summary information concerning compensation earned by or paid to our chief executive officer, our former chief executive officer and to our three other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to Support.com during 1999. These individuals are referred to as the "named executive officers." Other than the salary and bonus described below, Support.com did not pay any executive officer named in the Summary Compensation Table any fringe benefits, perquisites or other compensation in excess of 10% of that executive officer's salary and bonus during 1999.

                           Summary Compensation Table

                                                                     Long-Term
                                                                    Compensation
                                                                       Awards
                                                                    ------------
                                                        Annual
                                                   Compensation(1)    Security
                                                   ----------------  Underlying
Name and Principal Position                         Salary   Bonus  Options (#)
---------------------------                        -------- ------- ------------
Radha R. Basu(1).................................. $ 94,744 $45,834  1,680,189
 President and Chief Executive Officer

Mark J. Pincus(2).................................  146,692      --    500,000
 Chairman of the Board

Scott W. Dale.....................................  120,833      --    250,000
 Chief Technical Officer

Cadir B. Lee......................................  120,833      --    250,000
 Chief Software Officer

Anthony C. Rodoni.................................  135,000  30,000     25,000
 Vice President of Marketing

--------
(1) Ms. Basu became our Chief Executive Officer as of July 15, 1999. Ms. Basu's salary on an annualized basis is $200,000.
(2) Mr. Pincus served as our Chief Executive Officer until July 15, 1999.

Option Grants in Last Fiscal Year

   The percentage of total options granted is based on an aggregate of 6,326,139 options granted in 1999. The exercise price on the date of grant was equal to the fair market value on the date of grant as determined by the board of directors. Options have a maximum term of 10 years subject to earlier termination for specified events related to cessation of employment. The 5% and 10%, assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent Support.com's estimate or projection of the future stock price.

   The values reflected in the table may never be achieved. The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at December 31, 1999 and the exercise prices of the options. Solely for purposes of determining the value of the options at December 31, 1999, we have assumed that the fair market value of
shares of common stock issuable upon exercise of options was $      per share,
the assumed initial public offering price, since the common stock was not traded in an established market prior to the offering.

   These stock options were granted under the 1998 Stock Plan and are immediately exercisable. We have a right to repurchase at cost any shares which have been exercised but remain unvested at the time of the officer's cessation of employment. Ms. Basu's options vest at a rate of 25% upon the first anniversary of her vesting start date and 1/48 per month thereafter. In the event we merge or consolidate with another entity or sell all or substantially all of our assets and Ms. Basu is terminated without cause or if she terminates her employment under certain circumstances following such event, all of her remaining unvested shares will vest.

   Of Mr. Pincus' 500,000 options, 250,000 options vest at a rate of 25% upon the first anniversary of his vesting start date and 1/48 per month thereafter, and 250,000 options vest at a rate of 1/12 per month over one year. In the event we merge or consolidate with another entity or sell all or substantially all of our assets and Mr. Pincus is terminated without cause or if he terminates his employment under certain circumstances following such event, all of his remaining unvested shares will vest.

   Mr. Dale's and Mr. Lee's options vest at a rate of 25% upon the first anniversary of each of their vesting start dates and 1/48 per month thereafter.

   Mr. Rodoni's options were fully vested on the date of grant.

                       Option Grants in Last Fiscal Year

                                                                   Potential
                                                                  Realizable
                                                                   Value at
                                                                Assumed Annual
                                                                   Rates of
                                                                  Stock Price
                             Percentage of Exercise              Appreciation
                             Total Options  or Base             for Option Term
                    Options   Granted in     Price   Expiration ---------------
Name                Granted      1999      ($/Share)    Date      5%      10%
----               --------- ------------- --------- ---------- ------- -------
Radha R. Basu..... 1,680,189     26.55%      $0.40    7/15/09   $       $
Mark J. Pincus....   500,000      7.90        0.99    7/22/09
Scott W. Dale.....   250,000      3.95        0.90    7/22/09
Cadir B. Lee......   250,000      3.95        0.90    7/22/09
Anthony C.
 Rodoni...........     7,500      0.12        0.10    2/11/09

   Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
                                     Values

   The following table assumes a per-share fair market value equal to
$          , the mid-point of the initial public offering price of $          .

                                                Number of Unexercised     Value of Unexercised
                           Shares                 Options at Fiscal      In-the-Money Options at
                         Acquired on  Value           Year-End             Fiscal Year-End(3)
Name                      Exercise   Realized Exercisable/Unexercisable Exercisable/Unexercisable
----                     ----------- -------- ------------------------- -------------------------
Radha R. Basu...........        --     $            1,680,189/--                  $  /
Mark J. Pincus..........   500,000                         --/--                     /
Scott W. Dale...........        --                    250,000/--
Cadir B. Lee............        --                    250,000/--
Anthony C. Rodoni.......   286,944                    170,556/--

Compensation Committee Interlocks and Insider Participation

   The members of our compensation committee are currently Bruce Golden and Roger J. Sippl. No interlocking relationship exists, or has existed in the past, between the board of directors or compensation committee and the board of directors or compensation committee of any other company.

1998 Stock Option Plan

   The board of directors in October 1998 adopted our 1998 Stock Option Plan. Our 1998 Stock Option Plan provides for the grant of incentive stock options as defined in Section 422 of the Internal Revenue Code to employees and the grant of nonstatutory stock options to employees, non-employee directors and consultants. A total of 8,124,434 shares of common stock have been reserved for issuance under our 1998 Stock Option Plan as of December 31, 1999. In February 2000 we increased the number of shares of common stock reserved for issuance under our 1998 Stock Option Plan by an aggregate of 1,300,000 shares.

   Our compensation committee and our non-insider option committee administer our 1998 Stock Option Plan. Our compensation committee consists of at least two directors who are "non-employee directors," as defined in Rule 16b-3. The board of directors may amend our 1998 Stock Option Plan as desired without further action by Support.com's stockholders except as required by applicable law. Our 1998 Stock Option Plan will continue in effect until terminated by the board or for a term of 10 years from its amendment and restatement date, whichever is earlier.

   The consideration for each award under our 1998 Stock Option Plan will be established by the compensation committee, but in no event will the option price for incentive stock options be less than 100% of the fair market value of the stock on the date of grant. Awards will have such terms and be exercisable in such manner and at such times as the compensation committee may determine. However, each incentive stock option must expire within a period of not more than 10 years from the date of grant.

   Generally, options granted under the 1998 Stock Option Plan vest over four years and are nontransferable other than by will or the laws of descent and distribution. In the event of specified changes in control of Support.com, the acquiring or successor corporation may assume or substitute for options outstanding under the 1998 Stock Option Plan, or these options will terminate. Some options granted to our executive officers provide for partial acceleration upon a change in control of Support.com. As of December 31, 1999,

  . 4,171,994 shares of common stock have been issued upon the exercise of options; and

  . 7,545 shares were available for future awards.

2000 Omnibus Equity Incentive Plan

   The 2000 Omnibus Equity Incentive Plan was adopted by our board of directors on February 15, 2000 and will be submitted for approval by our stockholders prior to the completion of this offering. The 2000 Omnibus Equity Incentive Plan will be administered by our compensation committee. The 2000 Omnibus Equity Incentive Plan provides for the direct award or sale of shares of common stock and for the grant of options to purchase shares of common stock. The 2000 Omnibus Equity Incentive Plan provides for the grant of incentive stock options as defined in Section 422 of the Internal Revenue Code and the grant of nonstatutory stock options and stock purchase rights to employees, non-employee directors, advisors and consultants.

   4,000,000 shares of common stock have been authorized for issuance under the 2000 Omnibus Equity Incentive Plan. However, in no event may one participant in the 2000 Omnibus Equity Incentive Plan receive option grants or direct stock issuances for more than 1,000,000 shares in the aggregate per fiscal year. The number of shares reserved for issuance under the 2000 Omnibus Equity Incentive Plan will be increased on the first day of each of our fiscal years from 2000 through 2009 by the lesser of:

  . 2,000,000;

  . 5% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  . the number of shares determined by the board of directors.

   The 2000 Omnibus Equity Incentive Plan will have the following program features:

  . Qualified employees will be eligible for the grant of incentive stock options to purchase shares of common stock;

  . Qualified non-employee directors will be eligible to receive automatic option grants, to be made at periodic intervals, to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the date of grant;

  . The compensation committee will determine the exercise price of options or the purchase price of stock purchase rights, but in no event will the option price for incentive stock options be less than 100% of the fair market value of the stock on the date of grant;

  . The exercise price or purchase price may, at the discretion of the compensation committee, be paid in, among other things, cash, cash equivalents, full-recourse promissory notes, past services or future services.

   The 2000 Omnibus Equity Incentive Plan will include change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances. The committee may grant options or stock purchase rights in which all or some of the shares shall become vested in the event of a change in control of the company. Change in control is defined under the 2000 Omnibus Equity Incentive Plan as:

  . a change in the composition of the board of directors, as a result of which fewer than one-half of the incumbent directors are directors who either:

   . had been directors of the company 24 months prior to the change; or

   . were elected, or nominated for election, to the board with the affirmative votes of at least a majority of the directors who had been directors 24 months prior to the change and who were still in office at the time of the election or nomination; or

  . an acquisition or aggregation of securities by a person, as defined in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, as a result of which the person becomes the beneficial owner of twenty percent or more of the voting power of Support.com's outstanding securities.

   The board of directors will be able to amend or modify the 2000 Omnibus Equity Incentive Plan at any time, subject to any required stockholder approval. The 2000 Omnibus Equity Incentive Plan will terminate no later than
          .

2000 Employee Stock Purchase Plan

   The board of directors adopted our 2000 Employee Stock Purchase Plan on February 15, 2000, to be effective upon completion of this offering. We will be submitting it for approval by our stockholders prior to the completion of this offering. A total of 2,000,000 shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the 2000 Employee Stock Purchase Plan will be increased on the first day of each of our fiscal years from 2000 through 2009 by the lesser of:

  . 2,000,000;

  . 3% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  . the number of shares determined by the board of directors.

   Our 2000 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, is administered by the board of directors or by a committee appointed by the board. Employees (including officers and employee directors of Support.com but excluding 5% or greater stockholders) are eligible to participate if they are customarily employed for more than 20 hours per week and for at least five months in any calendar year. Our 2000 Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's total compensation. The maximum number of shares a participant may purchase during a single offering period is 1,000 shares.

   The 2000 Employee Stock Purchase Plan will be implemented by a series of overlapping offering periods of 24 months' duration, with new offering periods, other than the first offering period, commencing on January and July of each year. The board of directors will establish participation periods for our 2000 Employee Stock Purchase Plan, none of which will exceed six months. During each participation period, payroll deductions will accumulate, without interest. On the purchase dates set by the board of directors for each participation period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to commence on the date of this offering and end on December 31, 2001. The initial purchase period is expected to begin on the date of this offering and end on June 30, 2000.

   The purchase price will be equal to 85% of the fair market value per share of common stock on either the first day of the participation period or on the purchase date, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2000 Employee Stock Purchase Plan ends automatically on termination of employment with Support.com. Immediately prior to the effective time of a corporate reorganization, the participation period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2000 Employee Stock Purchase Plan is assumed by the surviving corporation or its parent corporation pursuant to the plan of merger or consolidation.

401(k) Plan

   We have established a tax-qualified employee savings and retirement plan for which Support.com's employees will generally be eligible. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation and have the amount of such reduction contributed to the 401(k) Plan. To date, Support.com has made no matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by Support.com, if any, will be deductible by Support.com when made.

Employment Agreements and Change in Control Arrangements

   We have offer letters with our Chief Executive Officer, our Chief Financial Officer, our Senior Vice President of Sales and Business Development, our Vice President of Engineering, our Vice President of Marketing and our Vice President of Operations.

   Ms. Basu's offer letter, dated July 15, 1999, provides for an initial annual salary of $200,000 commencing on July 15, 1999 and eligibility for benefits and an incentive bonus of up to $100,000. The offer letter also provides for her election to our Board of Directors. Ms. Basu received an option to purchase 1,680,189 shares of our common stock at an exercise price of $0.40 per share under our 1998 Stock Option Plan, of which options to purchase 420,047 shares vest on July 15, 2000 and the remainder will vest ratably over a 36-month period thereafter. The offer letter allows Ms. Basu to exercise her options pursuant to a full-recourse promissory note. If we terminate her employment without cause or if she terminates her employment under certain circumstances, we must pay her salary and other benefits for twelve months following termination, unless Ms. Basu is employed full-time by another employer, as well as pay a pro-rata share of her bonus if certain criteria are met prior to termination. In the event we merge or consolidate with another entity or sell all or substantially all of our assets and Ms. Basu is terminated without cause or if she terminates her employment under certain circumstances following such event, all of her remaining unvested shares will vest and she will receive her salary for 12 months in a lump sum and benefits for 12 months following termination and a pro-rata share of her bonus if certain criteria are met prior to termination. Ms. Basu's employment is at will and may be terminated at any time, with or without formal cause.

   Mr. Beattie's offer letter, dated September 27, 1999, provides for an initial annual salary of $180,000 commencing on October 1, 1999 and a $15,000 bonus paid immediately upon signing of the letter. Mr. Beattie is also eligible for benefits and an annual bonus of up to $72,000. Mr. Beattie received an option to purchase 560,000 shares of our common stock at an exercise price of $0.90 per share under our 1998 Stock Option Plan, of which options to purchase 140,000 shares vest on October 1, 2000 and the remainder will vest ratably over a

36-month period thereafter. If we terminate his employment without cause or if he terminates his employment under certain circumstances, we must pay his salary and other benefits for six months following termination, unless Mr. Beattie is employed full-time by another employer, as well as pay a pro-rata share of his bonus if certain criteria are met prior to termination. In the event we merge or consolidate with another entity or sell all or substantially all of our assets and Mr. Beattie is terminated without cause or if he terminates his employment under certain circumstances following such event, his shares will vest as to 50% of any unvested shares and he will receive his salary for six months in a lump sum and benefits for six months following termination and a pro-rata share of his bonus if certain criteria are met prior to termination. Mr. Beattie's employment is at will and may be terminated at any time, with or without formal cause.

   Mr. Hilbert's offer letter, dated December 7, 1999, provides for an initial annual salary of $150,000 commencing on December 9, 1999 and eligibility for benefits and an incentive bonus. Mr. Hilbert received an option to purchase 500,000 shares of our common stock at an exercise price of $0.90 per share under our 1998 Stock Option Plan, of which options to purchase 125,000 shares vest on December 9, 2000 and the remainder will vest ratably over a 36-month period thereafter. If we terminate his employment without cause or if he terminates his employment under certain circumstances, we must pay his salary and other benefits for six months following termination, unless Mr. Hilbert is employed full-time by another employer. In the event we merge or consolidate with another entity or sell all or substantially all of our assets and Mr. Hilbert is terminated without cause or if he terminates his employment under certain circumstances following such event, his shares will vest as to 50% of any unvested shares and he will receive his salary for six months in a lump sum and benefits for six months following termination and a pro-rata share of his bonus if certain criteria are met prior to termination. Mr. Hilbert's employment is at will and may be terminated at any time, with or without formal cause.

   Mr. O'Rourke's offer letter, dated May 26, 1999, provides for an annual salary of $160,000 commencing on July 15, 1999, eligibility for benefits and an annual incentive bonus for shares of common stock up to 25,000 shares per year for two years related to certain criteria and a $30,000 bonus paid immediately upon signing of the letter. Mr. O'Rourke received an option to purchase 350,000 shares of our common stock at an exercise price of $0.40 per share under our 1998 Stock Option Plan, of which options to purchase 87,500 shares vest on July 6, 2000 and the remainder will vest ratably over a 36-month period thereafter. Mr. O'Rourke's employment is at will and may be terminated at any time, with or without formal cause.

   Mr. Rodoni's offer letter, dated June 24, 1998, provides for an annual salary of $135,000 and eligibility for benefits and an incentive bonus of up to $30,000 and options to purchase 25,000 shares of common stock in 1999 and $15,000 in 1998 and shares of common stock tied to certain criteria. In lieu of his cash bonus in 1998, Mr. Rodoni received a grant of 7,500 shares of our common stock. Mr. Rodoni received an option to purchase 425,000 shares of our common stock at an exercise price of $0.10 per share under our 1998 Stock Option Plan, of which options to purchase 148,750 shares vest on June 25, 1999 and the remainder will vest ratably over a 36-month period thereafter. In the event we merge or consolidate with another entity or sell all or substantially all of our assets, his shares will vest as to 50% of any unvested shares. Mr. Rodoni's employment is at will and may be terminated at any time, with or without formal cause.

   Ms. Hoger's offer letter, dated January 18, 2000, provides for an annual salary of $160,000 commencing on February 1, 2000 and eligibility for benefits and an incentive bonus of up to $20,000. In connection with this offer letter, Ms. Hoger received an option to purchase 300,000 shares of our common stock at an exercise price of $2.00 per share under our 1998 Stock Option Plan, of which options to purchase 75,000 shares vest on January 20, 2001 and the remainder vest ratably over a 36-month period thereafter. On January 20, 2001, Ms. Hoger is eligible to receive an additional option to purchase 50,000 shares of our common stock. If we terminate her employment without cause or if she terminates her employment under certain circumstances, we must pay her salary and other benefits for six months, unless Ms. Hoger is employed full-time by another employer. In the event we merge or consolidate with another entity or sell all or substantially all of our assets and Ms. Hoger is terminated without cause or if she terminates her employment under certain circumstances following such event, her shares will vest as to 50% of any unvested shares and she will receive her salary and benefits for six months following termination. Ms. Hoger's employment is at will and may be terminated at any time, with or without cause.

   We have formal employment agreements with our Chief Technical Officer and our Chief Software Officer.

   Scott Dale, our Chief Technical Officer, entered into an employment agreement with us in August 1999. This agreement establishes Mr. Dale's annual salary of $150,000 and eligibility for benefits and bonuses tied to criteria established by our Board of Directors. The initial term of the agreement is one year and is automatically renewed for three successive additional one-year terms unless terminated on or before 30 days prior to the last day of the prior term. If we terminate his employment for cause, we must pay his salary and other benefits through the date of his termination. If his employment is terminated for disability, we must pay his salary and other benefits for a three-month period following the date of termination. In connection with this agreement, Mr. Dale received options to purchase 250,000 shares of our common stock at an exercise price of $0.90 per share under our 1998 Option Plan, of which options to purchase 62,500 shares vest on July 22, 2000 and the remainder will vest ratably over a 36-month period thereafter. Mr. Dale's agreement also contains a non-competition provision.

   Cadir Lee, our Chief Software Officer, entered into an employment agreement with us in August 1999. This agreement establishes Mr. Lee's annual salary of $150,000 and eligibility for benefits and bonuses tied to criteria established by our Board of Directors. The initial term of the agreement is one year and is automatically renewed for three successive additional one-year terms unless terminated on or before 30 days prior to the last day of the prior term. If we terminate his employment for cause, we must pay his salary and other benefits through the date of his termination. If his employment is terminated for disability, we must pay his salary and other benefits for a three-month period following the date of termination. In connection with this agreement, Mr. Lee received options to purchase 250,000 shares of our common stock at an exercise price of $0.90 per share under our 1998 Option Plan, of which options to purchase 62,500 shares vest on July 22, 2000 and the remainder will vest ratably over a 36-month period thereafter. Mr. Lee's agreement also contains a non-competition provision.

Limitation of Liability and Indemnification Matters

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemption; or

  . any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

   We are entering into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our certificate of incorporation and bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

   Since our inception, there has not been any transaction or series of transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below.

Transactions with Management and Others

   Between December 8, 1997 and June 22, 1998 we issued and sold 6,428,880 shares of common stock to our founders for an aggregate consideration of $646. Between December 8, 1997 and June 14, 1999, we issued and sold 15,556,326 shares of our preferred stock for an aggregate consideration of $20,475,388.80. Between December 8, 1997 and March 19, 1998 we issued and sold 3,571,600 shares of Series A preferred stock at a price of $0.07 per share. We issued and sold 7,346,108 shares of Series B preferred stock at a price of $0.68747 per share on June 22, 1998. We issued and sold 4,638,618 shares of Series C preferred stock at a price of $3.27148 per share on June 14, 1999. Upon completion of this offering, each share of Series A, Series B and Series C preferred stock will convert into one share of common stock.

   The following table summarizes purchases, valued in excess of $60,000, of shares of our capital stock by our directors, executive officers and our 5% stockholders:

                                                            Shares
                                                 -----------------------------
                                                 Series A  Series B  Series C
                                                 --------- --------- ---------
Directors and Executive Officers:
Mark J. Pincus.................................. 1,535,788       --        --
Roger J. Sippl (1)..............................       --        --    305,672
5% Stockholders Affiliated with Directors:
Entities affiliated with Accel VI L.P. (2)......       --  3,618,503   775,394
Entities affiliated with Softbank Technology
 Ventures IV (3)................................       --  3,254,834   697,465
Entities affiliated with Spinnaker Founders
 Fund, L.P. (4).................................       --        --  1,528,359

--------
(1) Roger J. Sippl, one of our directors, is a managing partner of venture funds associated with Sippl MacDonald Ventures, a venture fund associated with Sippl MacDonald Ventures II, L.P. and its related entities.
(2) Bruce Golden, one of our directors, is a partner of venture funds associated with Accel Partners, a venture fund associated with Accel VI L.P. and its related entities.
(3) Edward S. Russell, one of our directors, is a general partner of venture funds associated with Softbank Technology Ventures, Inc. and its related entities.
(4) Matthew T. Cowan, one of our directors, is a general partner of Bowman Capital Management, a venture fund associated with Spinnaker Founders Fund, L.P. and its related entities.

   These affiliates purchased the securities described above at the same price and on the same terms and conditions as the unaffiliated investors in the private financings. Mark J. Pincus was affiliated with Support.com at the time he purchased the above securities. Accel VI L.P, Softbank Technology Ventures IV and their affiliated entities became affiliates of Support.com in connection with the Series B preferred stock financing. Spinnaker Founders Fund, L.P. and its affiliated entities became affiliates of Support.com in connection with the Series C preferred stock financing.

Indebtedness of Management

   It is our current policy that all transactions between us and our officers, directors, 5% stockholders and their affiliates will be entered into only if these transactions are approved by a majority of the disinterested directors, are on terms no less favorable to us than could be obtained from unaffiliated parties and are reasonably expected to benefit us.

   Options granted to our directors, executive officers and key employees are immediately exercisable as to both vested and unvested shares, with unvested shares being subject to a right of repurchase in our favor in the event of termination of employment prior to vesting of all shares. The following individuals have elected to pay the exercise price for certain of their outstanding options pursuant to full recourse promissory notes secured by the common stock underlying the options. The notes bear interest at 5.86% per year and payment on the notes is set forth below. As of December 31, 1999, the original and outstanding aggregate principal amounts of the promissory notes executed by each executive officer in favor of Support.com are set forth below:

                                                                  Aggregate
                                                                  Original
                                                                     and
                                                                 Outstanding
                         Executive Officer                       Note Amount
                         -----------------                       -----------
   Mark J. Pincus/Chairman of the Board......................... $ 99,999.90(1)
   Mark J. Pincus/Chairman of the Board......................... $147,500.10(2)
   Mark J. Pincus/Chairman of the Board......................... $247,500.00(2)
   Brian M. Beattie/Chief Financial Officer..................... $504,000.00(3)
   Jim R. Hilbert/Senior Vice President......................... $449,950.00(3)

--------
(1) 50% of such principal and interest shall be due and payable on the earlier of the occurrence of an initial public offering of our common stock or two years from the date of this note, with the remaining 50% due upon the earlier of the occurrence of an initial public offering of our common stock or four years from the date of this note.
(2) 50% of such principal and interest shall be due and payable on the earlier of the occurrence of the date nine months following the effective date of an initial public offering of our common stock or two years from the date of this note, with the remaining 50% due upon the earlier of the occurrence of the date nine months following the effective date of an initial public offering of our common stock or four years from the date of this note.
(3) 50% of such principal and interest shall be due and payable on the earlier of one year from the effective date of an initial public offering of our common stock or two years from the date of this note, with the remaining 50% due upon the earlier of the occurrence of one year from the effective date of an initial public offering of our common stock or four years from the date of this note.

   All future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors.

   For information concerning indemnification of directors and officers, see "Management--Limitation of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information regarding beneficial ownership of common stock as of December 31, 1999, by:

  . each person or entity known to us to own beneficially more than 5% of our common stock;

  . each of the named executive officers;

  . each of our directors; and

  . all executive officers and directors as a group.

   The following table assumes no exercise of the underwriters' over-allotment option. Applicable percentage ownership is based on 26,567,672 shares of common
stock outstanding as of December 31, 1999 and            shares outstanding
immediately after completion of this offering.

   Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 1999 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite that stockholder's name.

   Unless otherwise indicated, the address for the following stockholders is c/o Support.com Corp., 575 Broadway, Redwood City, California 94063.

                                                                Percentage of
                                                                Common Stock
                                                 Total Shares -----------------
                                                 Beneficially  Before   After
Name and Address of Beneficial Owner                Owned     Offering Offering
------------------------------------             ------------ -------- --------
5% Stockholders:
Entities affiliated with Accel VI L.P. (1).....    4,393,896
Entities affiliated with Softbank Technology
 Ventures IV (2)...............................    3,952,299
Entities affiliated with Spinnaker Founders
 Fund, L.P. (3)................................    1,528,359

Executive Officers and Directors:
Radha R. Basu (4)..............................    1,680,189
Mark J. Pincus ................................    5,250,228
Scott W. Dale (5)..............................    2,375,114
Cadir B. Lee (6)...............................    2,375,114
Anthony C. Rodoni (7)..........................      457,500
Matthew T. Cowan (3)...........................    1,528,359
William L. Dunn (8)............................       80,000
Bruce Golden (1)(9)............................    4,443,897
Edward S. Russell (2)..........................    3,952,299
Roger J. Sippl (10)............................      405,672
All directors and executive officers as a group
 (14 persons)(11)..............................   24,358,372

--------
  *   Less than 1%.
 (1) Principal address for each entity affiliated with Accel VI L.P. is c/o Accel Partners, 428 University Avenue, Palo Alto, California 94301. Includes 3,576,631 shares held by Accel VI L.P. Accel VI Associates L.L.C. is the General Partner of Accel VI L.P. and has the sole voting and investment power. Arthur C. Patterson, ACP Family Partnership L.P., James
     R. Swartz, James W. Breyer, The Breyer 1995 Trust dated 10/4/95, Swartz Family Partnership L.P., J. Peter Wagner, and G. Carter Sednaoui are the Managing Members of Accel VI Associates L.L.C. and share such powers. Includes 456,965 shares held by Accel Internet Fund II L.P. Accel Internet Fund II Associates L.L.C., or AIF2A, is the General Partner of Accel Internet Fund II L.P. and has the sole voting and investment power. Arthur C. Patterson, ACP Family Partnership L.P., James R. Swartz, James W. Breyer, Swartz Family Partnership L.P., J. Peter Wagner, and G. Carter Sednaoui are the Managing Members of AIF2A and share such powers. Includes 57,121 shares held by Accel Keiretsu VI L.P. Accel Keiretsu VI Associates L.L.C. is the General Partner of Accel Keiretsu VI L.P. and has the sole voting and investment power. Arthur C. Patterson, James R. Swartz, James W. Breyer, J. Peter Wagner, and G. Carter Sednaoui are the Managing Members of Accel Keiretsu VI Associates L.L.C. and share such powers. Includes 303,179 shares held by Accel Investors '98 L.P. Arthur C. Patterson, James R. Swartz, James W. Breyer, J. Peter Wagner, and G. Carter Sednaoui are the General Partners of Accel Investors '98 L.P. and therefore share the voting and investment powers. Bruce Golden, a partner at Accel Partners and one of our directors, disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in entities affiliated with Accel Partners.
 (2) Principal address for each entity affiliated with Softbank Technology Ventures IV is 333 W. San Carlos St., Suite 1225, San Jose, California 95110. Number of shares includes 3,874,090 shares held by Softbank Technology Ventures IV, L.P. and 78,209 shares held by Softbank Technology Advisors Fund, L.P. Edward S. Russell, a general partner at Softbank Technology Ventures, Inc. and one of our directors, disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in entities affiliated with Softbank Technology Ventures, Inc.
 (3) Principal address for each entity affiliated with Spinnaker Founders Fund, L.P. is c/o Bowman Capital Management, 1875 South Grand Street, Suite 600, San Mateo, California 94402. Number of shares includes 470,315 shares held by Spinnaker Founders Fund, L.P., 366,806 shares held by Spinnaker Technology Fund, L.P., 366,806 shares held by Spinnaker Technology Offshore Fund, Ltd., 263,297 shares held by Spinnaker Offshore Founders Fund, Ltd. and 61,135 shares held by Spinnaker Clipper Fund, L.P. Mr. Cowan is a General Partner of Bowman Capital Management and one of our directors, disclaims beneficial ownership of all these shares except to the extent of his pecuniary interest in entities affiliated with Spinnaker Founders Fund, L.P.
 (4) Includes 1,680,189 shares of common stock issuable upon immediately exercisable options and subject to our right of repurchase.
 (5) Includes 250,000 shares of common stock issuable under immediately exercisable options and subject to our right of repurchase.
 (6) Includes 250,000 shares of common stock issuable under immediately exercisable options and subject to our right of repurchase.
 (7) Includes 56,319 shares of common stock subject to our right of repurchase, 166,806 shares of common stock issuable under immediately exercisable options and subject to our right of repurchase and 25,000 shares of common stock immediately exercisable options.
 (8) Includes 80,000 shares of common stock subject to our right of repurchase.
 (9) Includes 50,000 shares of common stock subject to our right of repurchase.
(10) Includes 200,000 shares of common stock held by Sippl MacDonald Ventures II, L.P., 105,672 shares of common stock held by Sippl Investments LLC and 100,000 shares of common stock held by Mr. Sippl, subject to our right of repurchase. Mr. Sippl, a managing partner of Sippl MacDonald Ventures and one of our directors, disclaims beneficial ownership of the shares held by Sippl MacDonald Ventures II, L.P. and Sippl Investments LLC, except to the extent of his pecuniary interest in those entities.
(11) Includes 305,444 shares of common stock subject to our right of repurchase and 2,350,745 shares of common stock issuable under immediately exercisable options and subject to our right of repurchase.

                          DESCRIPTION OF CAPITAL STOCK

   Upon completion of this offering and after giving effect to the conversion of all outstanding preferred stock into common stock and the amendment of our certificate of incorporation, our authorized capital stock will consist of 150,000,000 shares of common stock, $.0001 par value and 5,000,000 shares of preferred stock, $.001 par value.

Common Stock

   As of December 31, 1999, there were 10,874,374 shares of common stock outstanding held by approximately 98 stockholders of record.

   Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to the following:

   Dividends. Holders of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors from time to time may determine.

   Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and will not have cumulative voting rights unless Support.com is subject to Section 2115 of the California Corporations Code.

   Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

   Preemptive rights, conversion and redemption. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

   Liquidation, dissolution and winding-up. Upon liquidation, dissolution or winding-up of Support.com, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

   Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, upon payment therefore, duly and validly issued, fully paid and nonassessable.

Preferred Stock

   The board of directors is authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

   The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

   The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could have the effect of delaying, deferring or preventing a change in control of Support.com. We have no current plans to issue any shares of preferred stock.

Warrants

   We issued warrants to purchase 98,511 shares of Series C preferred stock at an exercise price of $1.979 per share and 38,461 shares of our Series C preferred stock at an exercise price of $6.50 per share. These warrants expire upon completion of this offering. We also issued warrants to purchase 27,511 shares of Series C preferred stock at an exercise price of $3.27 per share and 119,167 shares of Series C preferred stock at an exercise price of $18.00 per share, which do not expire upon completion of this offering.

Registration Rights

   Upon completion of this offering, the holders of 15,594,787 shares of common stock issuable upon conversion of the Series A, B and C preferred stock and upon the exercise of warrants have the right to cause us to register these shares under the Securities Act as follows:

  . Demand Registration Rights. At the earlier of June 14, 2002 or six months after this offering, one or more holders of 30% of the common stock issued upon conversion of Series A, B or C preferred stock may request that we register their shares.

  . Piggyback Registration Rights. The holders of registrable securities may request to have their shares registered anytime we file a registration statement to register any of our securities for our own account or for the account of others subject to a pro rata cutback to a minimum of 20% of any offering other than our initial public offering.

  . S-3 Registration Rights. The holders of at least 5% of registrable securities have the right to request registrations on Form S-3 if we are eligible to use Form S-3 and have not already effected such an S-3 registration within the past six (6) months and if the aggregate proceeds are at least $1,000,000.

   Registration of shares of common stock pursuant to the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. See "Shares Eligible for Future Sale" and "Certain Transactions." Support.com will pay all registration expenses, other underwriting discounts and commissions in connection with any registration. The registration rights terminate five years following completion of this offering, or, with respect to each holder of registrable securities, when the holder can sell all of the holder's shares in any 90-day period under Rule 144 under the Securities Act.

Section 2115

   We are currently subject to Section 2115 of the California General Corporation Law. Section 2115 provides that, regardless of a company's legal domicile, some provisions of California corporate law will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of the company's operations occur in California. For example, while we are subject to
Section 2115, stockholders may cumulate votes in electing directors. This means that each stockholder may vote the number of votes equal to the number of candidates multiplied by the number of votes to which the stockholder's shares are normally entitled in favor of one candidate. This potentially allows minority stockholders to elect some members of the board of directors. When we are no longer subject to Section 2115, cumulative voting will not be allowed and a holder of 50% or more of our voting stock will be able to control the election of all directors. In addition to this difference, Section 2115 has the following effects:

  . enables removal of directors with or without cause with majority stockholder approval;

  . places limitations on the distribution of dividends;

  . extends additional rights to dissenting stockholders in any reorganization, including a merger, sale of assets or exchange of shares; and

  . provides for information rights and required filings in the event we effect a sale of assets or complete a merger.

   We anticipate that our common stock will be qualified for trading as a national market security on the Nasdaq National Market and that we will have at least 800 stockholders of record by the record date for our

2000 annual meeting of stockholders. If these two conditions occur, then we will no longer be subject to Section 2115 as of the record date for our 2000 annual meeting of stockholders.

Delaware Anti-Takeover Law and Certain Charter Provisions

 Delaware Takeover Statute

   We are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

  . prior to this date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   In general, Section 203 defines an interested stockholder as any entity or person who, together with affiliates and associates owns, or within three years, did own beneficially 15% or more of the outstanding voting stock of the corporation. Section 203 defines business combination to include:

  . any merger or consolidation involving the corporation and the interested stockholder; and

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder.

  . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

 Certificate of Incorporation and Bylaws

   Undesignated Preferred Stock. Under our certificate of incorporation, the board of directors has the power to authorize the issuance of up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may:

  . delay, defer or prevent a change in control of Support.com;

  . discourage bids for the common stock at a premium over the market price of our common stock;

  . adversely affect the voting and other rights of the holders of our common stock; and

  . discourage acquisition proposals or tender offers for our shares and, as a consequence, inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

   Advance Notice Provisions. Our bylaws establish advance notice procedures for stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board.

   Special Meeting Requirements. Our bylaws provide that special meetings of stockholders be called by the chairman of the board, the chief executive officer or the board of directors.

   Cumulative Voting. Both our certificate of incorporation and our bylaws do not provide for cumulative voting in the election of directors.

   The provisions described above may only be amended by approval of the holders of at least 66 2/3% of the outstanding common stock and may have the effect of deterring a hostile takeover or delaying a change in control or management of Support.com.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is American Securities Transfer & Trust.

Nasdaq National Market Listing

   We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "SPRT."

                                RESCISSION OFFER

   Shares issued, and option grants made under, our 1998 Stock Option Plan were not exempt from registration or qualification under California state securities laws. These stock issuances and option grants violated the registration requirements of California state securities laws because registration or qualification was not obtained. We intend to make a rescission offer to the holders of these shares and options which will be held open for 30 days after the effective date of this offering. Offerees will be able to accept our rescission offer prior to its expiration date by returning to us shares to be repurchased and an election notice that we will deliver to the offerees together with the prospectus that becomes effective. If accepted, our rescission offer could require us to make aggregate payments to the holders of
these shares and options of up to approximately $   plus statutory interest.

   This rescission offer will cover an aggregate of     shares issuable
pursuant to options granted under the 1998 Stock Option Plan, of which shares were issued upon option exercises. These securities were granted or sold in violation of the registration requirements of the California state securities laws. Although we were able to rely upon Rule 701 exemption under the federal securities law, we were unable to rely on the exemption provided by
Section 25102(f) of the California Corporation Code because these options were granted, and these shares were issued, to more than 35 persons during a 12-month period, or on the exemption provided by Section 25102(o) of the California Corporation Code because the required filing under that section was not made. We will offer to rescind such prior sales at the price per share paid therefor, or $0.10 per share, under the 1998 Stock Option Plan, plus interest thereon at a statutory rate as the case may be from the date of purchase by the purchaser to the expiration of the rescission offer. In addition, we will offer
to rescind such prior option grants at a price of $   per share.

   As of the date hereof, we are not aware of any claims for rescission of any claims for rescission against us.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale.

   Nevertheless, sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the market price of our common stock to decline.

   When this offering is completed, we will have a total of            shares
of common stock outstanding, assuming no exercise of outstanding options. The shares offered by this prospectus will be freely tradable unless they are purchased by our "affiliates," as defined in Rule 144 under the Securities Act of 1933. The remaining 26,567,672 shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act of 1933 or under an available exemption from registration, such as provided through Rule 144.

Lock-up Agreements

   The holders of            shares of common stock have agreed to a 180-day
"lock-up" with respect to these shares. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. After the 180-day lock-up period, these shares may be sold in accordance with Rule 144. Credit Suisse First Boston may release some or all of these shares prior to the expiration of the lock-up period.

Rule 144

   In general, under Rule 144, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three-month period a number of our shares of common stock that does not exceed the greater of:

  . 1% of the then outstanding shares of our common stock, which will equal
    approximately            shares upon completion of this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks preceding the date on which notice of sale is filed with the Securities and Exchange Commission.

   Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. Under Rule
144 and subject to volume limitations,            of the restricted shares will
be eligible for sale beginning 180 days after the date of the final prospectus and the remaining restricted shares will become salable at various times thereafter.

Rule 144(k)

   A person who is not deemed an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Rule 701 and Options

   Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director or consultant who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait 90 days after the date of this prospectus before selling such shares. However, all shares issued by us pursuant to Rule 701 are subject to lock-up provisions and will only become eligible for sale upon the expiration of 180 days after the date of this prospectus.

Registration

   Following this offering, we intend to file a registration statement under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our 1998 Stock Plan, our 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan. Based on the number of shares subject to outstanding options at December 31, 1999, and currently reserved for issuance under these plans, this registration statement would cover approximately 15,424,434 shares.

   This registration statement will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 180-day lock-up agreements. In addition, holders of 15,594,787 shares of common stock will be entitled to registration rights. See "Description of Capital Stock-- Registration Rights."

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated           , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Chase Securities Inc., Bear, Stearns & Co. Inc. and SoundView Technology Group, Inc., are acting as representatives, the following respective numbers of shares of common stock:

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   Credit Suisse First Boston Corporation.............................
   Chase Securities Inc...............................................
   Bear, Stearns & Co. Inc............................................
   SoundView Technology Group, Inc....................................
                                                                          ---
       Total..........................................................
                                                                          ===

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to            additional shares at the initial public offering
price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $      per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                       Per Share                       Total
                             ----------------------------- -----------------------------
                                Without          With         Without          With
                             Over-allotment Over-allotment Over-allotment Over-allotment
                             -------------- -------------- -------------- --------------
   Underwriting Discounts
    and Commissions paid by
    us.....................       $              $              $              $
   Expenses payable by us..       $              $              $              $

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

   Our officers and directors and all of our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   The underwriters have reserved for sale, at the initial public offering
price, up to         shares of the common stock for employees, directors and
certain other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect.

   We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "SPRT."

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors to be considered in determining the public offering price include the following:

  . the information included in this prospectus and otherwise available to the representatives;

  . market conditions for initial public offerings;

  . the history and the prospects for the industry in which we will compete;

  . the ability of our management;

  . our prospects for our future earnings;

  . the present state of our development and our current financial condition;

  . the general condition of the securities markets at the time of this offering; and

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

   Entities associated with Chase Securities Inc. beneficially own 61,135 shares of the Series C preferred stock of Support.com. Additionally, Access Technology Partners, L.P., a fund of outside investors that is managed by an entity affiliated with Chase Securities Inc. owns 244,538 shares of the Series C Preferred Stock of Support.com. Chase Securities Inc. is also our customer.

   In 1999, we had total revenue of $3.3 million. Bear, Stearns & Co. Inc. accounted for 53% of our total revenue in 1999.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

   These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format will be made available on the Web sites maintained by one or more of the underwriters participating in this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Distribution will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the websites maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by Support.com or any underwriter in its capacity as underwriter and should not be relied upon by investors.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of the common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or such persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of the common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   Selected legal matters with respect to the validity of the common stock offered by this prospectus are being passed upon for Support.com by Pillsbury Madison & Sutro LLP, Palo Alto, California. Certain partners of Pillsbury Madison & Sutro LLP beneficially own an aggregate of 7,642 shares of Support.com common stock. Legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

   Ernst & Young, LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1999 and for the period from inception (December 3, 1997) to December 31, 1998 and the year ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Support.com and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

   Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the Web site of the SEC referred to above.

                               SUPPORT.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Ernst & Young LLP, Independent Auditors........................ F-2

Balance Sheets........................................................... F-3

Statements of Operations................................................. F-4

Statements of Redeemable Convertible Preferred Stock and Stockholders'
 Equity (Deficit)........................................................ F-5

Statements of Cash Flows................................................. F-6

Notes to Financial Statements............................................ F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Support.com, Inc.

   We have audited the accompanying balance sheets of Support.com, Inc. as of December 31, 1998 and 1999, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for the period from inception (December 3, 1997) to December 31, 1998 and for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Support.com, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for the period from inception (December 3, 1997) to December 31, 1998 and for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP
Palo Alto, California
February 15, 2000

                               SUPPORT.COM, INC.

                                 BALANCE SHEETS
                 (in thousands except share and per share data)

                                                                     Pro Forma
                                                                   Stockholders'
                                                  December 31,      Equity  at
                                                -----------------  December 31,
                                                 1998      1999        1999
                                                -------  --------  -------------
                                                                    (unaudited)
Assets
Current assets:
  Cash and cash equivalents...................  $ 2,807  $  4,023
  Short-term investments......................       --     8,466
  Accounts receivable, less allowance of $10
   and $40, respectively......................       65     3,450
  Prepaids and other current assets...........      516       451
                                                -------  --------
    Total current assets......................    3,388    16,390
Property and equipment, net...................      256       881
Other assets..................................       28       254
                                                -------  --------
                                                $ 3,672  $ 17,525
                                                =======  ========
Liabilities and stockholders' equity (deficit)
Current liabilities:
  Notes payable, current portion..............  $    50  $    921
  Capital lease obligations, current portion..       --       274
  Accounts payable............................       98     1,227
  Accrued compensation........................       60     1,168
  Other accrued liabilities...................      159       494
  Deferred revenue............................       42     2,968
                                                -------  --------
    Total current liabilities.................      409     7,052
Notes payable, net of current portion.........      449     1,478
Capital lease obligations, net of current
 portion......................................       --       799

Commitments

Redeemable convertible preferred stock;
 7,346,108 and 12,156,108 shares authorized at
 December 31, 1998 and 1999, $0.0001 par
 value, issuable in series:
  Series B redeemable convertible preferred
   stock; 7,346,108 shares designated, issued
   and outstanding at December 31, 1998 and
   1999, and none pro forma (liquidation
   preference at December 31, 1999 of
   $5,668)....................................    5,237     5,641
  Series C redeemable convertible preferred
   stock; 4,810,000 shares designated;
   4,638,618 shares issued and outstanding at
   December 31, 1999, and none pro forma
   (liquidation preference at December 31,
   1999 of $15,844)...........................       --    15,808
Stockholders' equity (deficit):
  Series A convertible preferred stock; par
   value $0.0001, 3,571,600 shares authorized,
   3,571,600 shares issued and outstanding at
   December 31, 1998 and 1999, and none pro
   forma (liquidation preference at December
   31, 1999 of $250)..........................        1         1    $     --
  Common stock; par value $0.0001, 31,060,000
   shares authorized, 6,468,880 and 10,874,374
   shares issued and outstanding at December
   31, 1998 and 1999, respectively;
   150,000,000 authorized, 26,430,700 shares
   issued and outstanding pro forma...........        1         1           3
  Additional paid-in capital..................      478    19,491      40,939
  Receivable from stockholders................       --    (1,450)     (1,450)
  Deferred compensation.......................     (153)  (14,252)    (14,252)
  Accumulated deficit.........................   (2,750)  (17,044)    (17,044)
                                                -------  --------    --------
    Total stockholders' equity (deficit)......   (2,423)  (13,253)   $  8,196
                                                -------  --------    ========
    Total liabilities and stockholders' equity
     (deficit)................................  $ 3,672  $ 17,525
                                                =======  ========

                            See accompanying notes.

                               SUPPORT.COM, INC.

                            STATEMENTS OF OPERATIONS
                      (in thousands except per share data)

                                        Period from inception
                                        (December 3, 1997) to    Year ended
                                          December 31, 1998   December 31, 1999
                                        --------------------- -----------------
Revenue:
  License fees........................         $    18            $  2,746
  Services............................              --                 569
                                               -------            --------
    Net revenues......................              18               3,315
                                               -------            --------
Costs and expenses:
  Cost of license fees................              --                   4
  Cost of services....................              --                 965
  Research and development............           1,132               2,401
  Sales and marketing.................           1,197               8,974
  General and administrative..........             477               1,881
  Amortization of deferred
   compensation.......................              16               3,554
                                               -------            --------
    Total costs and expenses..........           2,822              17,779
                                               -------            --------
Loss from operations..................          (2,804)            (14,464)
Interest income.......................             105                 501
Interest expense......................             (51)               (331)
                                               -------            --------
Net loss..............................          (2,750)            (14,294)
Accretion on redeemable convertible
 preferred stock......................            (214)             (1,072)
                                               -------            --------
Net loss attributable to common
 stockholders.........................         $(2,964)           $(15,366)
                                               =======            ========
Basic and diluted net loss per share..         $ (0.57)           $  (2.31)
                                               =======            ========
Shares used in computing basic and
 diluted net loss per share...........           5,227               6,643
                                               =======            ========
Pro forma basic and diluted net loss
 per share (unaudited)................                            $  (0.71)
                                                                  ========
Shares used in computing pro forma
 basic and diluted net loss per share
 (unaudited)..........................                              20,137
                                                                  ========


                            See accompanying notes.

                               SUPPORT.COM, INC.

 STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
                                   (DEFICIT)
                (in thousands except share and per share data)

                                                        Redeemable
                                                       Convertible       Convertible                                    Notes
                                                     Preferred Stock   Preferred Stock    Common Stock    Additional  Receivable
                                                    ------------------ ---------------- -----------------  Paid-In       From
                                                      Shares   Amount   Shares   Amount   Shares   Amount  Capital   Stockholders
                                                    ---------- ------- --------- ------ ---------- ------ ---------- ------------
Issuance of
common stock to
founders at
$0.0001,
$0.0077, and
$0.0155 per
share for cash..                                            -- $    --        --  $ --   6,428,880  $  1   $    --     $    --
Issuance of
Series A
convertible
preferred stock
at $0.07 per
share for cash,
net of issuance
costs of $6.....                                            --      -- 3,571,600     1          --    --       244          --
Issuance of
Series B
redeemable
convertible
preferred stock
at $0.68747 per
share for cash
and receivable,
net of issuance
costs of $27....                                     7,346,108   5,023        --    --          --    --        --          --
Issuance of
common stock
upon exercise of
stock options...                                            --      --        --    --      40,000    --         4          --
Issuance of
warrants and
stock options to
non-employees...                                            --      --        --    --          --    --       275          --
Accretion on
redeemable
convertible
preferred
stock...........                                            --     214        --    --          --    --      (214)         --
Deferred
compensation
related to grant
of stock
options.........                                            --      --        --    --          --    --       169          --
Amortization of
deferred
compensation....                                            --      --        --    --          --    --        --          --
Net loss........                                            --      --        --    --          --    --        --          --
                                                    ---------- ------- ---------  ----  ----------  ----   -------     -------
Balances at
December 31,
1998............                                     7,346,108   5,237 3,571,600     1   6,468,880     1       478          --
Issuance of
Series C
redeemable
convertible
preferred stock
at $3.271 per
share for cash,
net of issuance
costs of $36....                                     4,638,618  15,140        --    --          --    --        --          --
Issuance of
common stock
upon exercise of
options to
employees and to
consultants for
cash and
promissory
notes...........                                            --      --        --    --   4,131,994    --     1,914      (1,450)
Issuance of
common stock and
restricted stock
to non-
employees.......                                            --      --        --    --     273,500    --       169          --
Issuance of
warrants and
stock options to
non-employees...                                            --      --        --    --          --    --       349          --
Accretion on
redeemable
convertible
preferred
stock...........                                            --   1,072        --    --          --    --    (1,072)         --
Deferred
compensation
related to grant
of stock
options.........                                            --      --        --    --          --    --    17,653          --
Amortization of
deferred
compensation....                                            --      --        --    --          --    --        --          --
Net loss........                                            --      --        --    --          --    --        --          --
                                                    ---------- ------- ---------  ----  ----------  ----   -------     -------
Balances at
December 31,
1999............                                    11,984,726 $21,449 3,571,600  $  1  10,874,374  $  1   $19,491     $(1,450)
--------------------------------------------------
                                                    ========== ======= =========  ====  ==========  ====   =======     =======
                                                                                 Total
                                                      Deferred               Stockholders'
                                                       Stock     Accumulated    Equity
                                                    Compensation   Deficit     (Deficit)
                                                    ------------ ----------- -------------
Issuance of
common stock to
founders at
$0.0001,
$0.0077, and
$0.0155 per
share for cash..                                      $     --    $      --    $      1
Issuance of
Series A
convertible
preferred stock
at $0.07 per
share for cash,
net of issuance
costs of $6.....                                            --           --         245
Issuance of
Series B
redeemable
convertible
preferred stock
at $0.68747 per
share for cash
and receivable,
net of issuance
costs of $27....                                            --           --          --
Issuance of
common stock
upon exercise of
stock options...                                            --           --           4
Issuance of
warrants and
stock options to
non-employees...                                            --           --         275
Accretion on
redeemable
convertible
preferred
stock...........                                            --           --        (214)
Deferred
compensation
related to grant
of stock
options.........                                          (169)          --          --
Amortization of
deferred
compensation....                                            16           --          16
Net loss........                                            --       (2,750)     (2,750)
                                                    ------------ ----------- -------------
Balances at
December 31,
1998............                                          (153)      (2,750)     (2,423)
Issuance of
Series C
redeemable
convertible
preferred stock
at $3.271 per
share for cash,
net of issuance
costs of $36....                                            --           --          --
Issuance of
common stock
upon exercise of
options to
employees and to
consultants for
cash and
promissory
notes...........                                            --           --         464
Issuance of
common stock and
restricted stock
to non-
employees.......                                            --           --         169
Issuance of
warrants and
stock options to
non-employees...                                            --           --         349
Accretion on
redeemable
convertible
preferred
stock...........                                            --           --      (1,072)
Deferred
compensation
related to grant
of stock
options.........                                       (17,653)          --          --
Amortization of
deferred
compensation....                                         3,554           --       3,554
Net loss........                                            --      (14,294)    (14,294)
                                                    ------------ ----------- -------------
Balances at
December 31,
1999............                                      $(14,252)   $(17, 044)   $(13,253)
--------------------------------------------------
                                                    ============ =========== =============

                            See accompanying notes.

                               SUPPORT.COM, INC.

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                        Period from inception
                                        (December 3, 1997) to    Year ended
                                          December 31, 1998   December 31, 1999
                                        --------------------- -----------------
Operating activities
  Net loss.............................        $(2,750)           $(14,294)
  Adjustments to reconcile net loss to
   net cash used in operating
   activities:
    Depreciation and amortization......             23                 294
    Amortization of deferred
     compensation......................             16               3,554
    Other..............................             39                 425
    Changes in assets and liabilities:
      Accounts receivable, net.........            (65)             (3,385)
      Prepaids and other current
       assets..........................            (29)               (129)
      Accounts payable.................             98               1,129
      Accrued compensation.............             60               1,108
      Other accrued liabilities........            159                 335
      Deferred revenue.................             42               2,926
                                               -------            --------
  Net cash used in operating
   activities..........................         (2,407)             (8,037)
                                               -------            --------
Investing activities
  Purchases of property and equipment..           (279)                (89)
  Proceeds from sale of equipment......             --                  99
  Other assets.........................            (28)               (226)
  Purchases of short-term investments..             --             (12,266)
  Sales of short-term investments......             --               3,800
                                               -------            --------
  Net cash used in investing
   activities..........................           (307)             (8,682)
                                               -------            --------
Financing activities
  Proceeds from notes payable..........            500               2,000
  Proceeds from sale-leaseback.........             --                 183
  Proceeds from issuance of preferred
   stock, net..........................          5,017              15,390
  Proceeds from issuances of common
   stock...............................              5                 501
  Repayment of notes payable...........             (1)               (100)
  Principal payments under capital
   lease obligations...................             --                 (39)
                                               -------            --------
  Net cash provided by financing
   activities..........................          5,521              17,935
                                               -------            --------
Net increase in cash and cash
 equivalents...........................          2,807               1,216
Cash and cash equivalents at beginning
 of period.............................             --               2,807
                                               -------            --------
Cash and cash equivalents at end of
 period................................        $ 2,807            $  4,023
                                               =======            ========
Supplemental disclosure of noncash
 financing activities
  Note received from stockholder in
   exchange for preferred stock........        $   250            $     --
                                               =======            ========
  Note received from stockholders in
   exchange for common stock...........        $    --            $  1,450
                                               =======            ========
  Equipment acquired under capital
   lease obligation....................        $    --            $  1,112
                                               =======            ========
Supplemental schedule of cash flow
 information
  Interest paid........................        $    39            $    249
                                               =======            ========

                            See accompanying notes.

                               SUPPORT.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1999

1. Organization and Summary of Significant Accounting Policies

Nature of Operations

   Support.com, Inc. ("Support.com" or the "Company"), formerly known as Tioga Systems, Inc. and Replicase, Inc., was incorporated in the state of Delaware on December 3, 1997. Support.com is a provider of eBusiness infrastructure software that optimizes, automates and personalizes user support over the Internet. The Company's suite of eSupport software products and services is designed to accelerate eBusiness growth by enabling the elimination of user support bottlenecks that would otherwise constrain expanding Internet initiatives. The Company sells its products primarily in the United States and, to a lesser extent in Europe, through its direct sales force.

   The Company commenced operations in December 1997. Operations through December 31, 1997 consisted of initial development activities. As such activities were not significant, the results have been included in operations for the period ended December 31, 1998.

   The Company has incurred operating losses to date and had an accumulated deficit of $17,044,000 at December 31, 1999. The Company's activities have been primarily financed through private placements of equity securities and capital lease financings. Support.com may need to raise additional capital through the issuance of debt or equity securities and capital lease financings. Such financing may not be available on terms satisfactory to the Company, if at all. If adequate funds are not available, the Company may be required to reduce its level of spending.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

Concentration of Credit Risk and Significant Customers

   Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash investments and trade receivables. Support.com invests cash which is not required for immediate operating needs principally in money market funds and commercial paper, which incur minimal risk. Support.com's customers are currently concentrated in the United States. The Company performs ongoing evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for credit losses, and such losses have been within management's expectations.

   For the year ended December 31, 1999, one customer accounted for 53% of revenue.

Fair Value of Financial Instruments

   The fair value of notes payable is estimated by discounting the future cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying value of the notes payable approximated its fair value. The fair value of short-term and long-term capital lease obligations is estimated based on current interest rates available to Support.com for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying values of these obligations approximate their respective fair values.

                               SUPPORT.COM, INC.

                               December 31, 1999


Cash, Cash Equivalents and Short-Term Investments

   Support.com considers all highly liquid, low-risk debt instruments with an original maturity at the date of purchase of three months or less to be cash equivalents. Through December 31, 1998, Support.com maintained cash and cash equivalents in money market accounts with major financial institutions for which the carrying amount approximated its fair value. Upon the completion of the Series C Financing (see Note 4), Support.com invested some of its proceeds in short-term investments with original maturities of greater than three months. At December 31, 1999, cash equivalents and short-term investments consist primarily of commercial paper, other debt instruments and money market funds. Support.com's cash equivalents and short-term investments are classified as available-for-sale in accordance with the provisions of the FASB's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

   Currently, Support.com classifies its securities as available-for-sale, which are reported at amortized cost which approximated fair value at December 31, 1998 and 1999. Material unrealized gains and losses, if any, are reported in stockholders' equity (deficit) and included in other comprehensive loss. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. Realized gains and losses are recorded using the specific identification method. For the period from December 3, 1997 (inception) to December 31, 1998 and for the year ended December 31, 1999, gross unrealized gains and losses on available-for-sale securities were immaterial.

   The following is a summary of available-for-sale securities at cost, which approximates fair value (in thousands):

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
   Cash and cash equivalents
     Cash.............................................    $  699       $  296
     Money market funds...............................     2,108        2,729
     Municipal bonds..................................        --          998
                                                          ------       ------
                                                          $2,807       $4,023
                                                          ======       ======
   Short-term investments
     Municipal bonds..................................    $   --       $6,466
     Auction backed securities........................        --        2,000
                                                          ------       ------
                                                          $   --       $8,466
                                                          ======       ======

Property and Equipment

   Property and equipment are stated at cost, less accumulated depreciation which is provided using the straight-line method over the estimated useful lives of the assets, generally three years.

Revenue Recognition

   License revenue is comprised of fees for perpetual and subscription licenses of the Company's software by corporate customers and resellers. Revenue from perpetual license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no obligations remain, the fee is fixed or determinable and collectibility is probable. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customers. If collectibility is not considered probable,

                               SUPPORT.COM, INC.

                               December 31, 1999

revenue is recognized when the fee is collected. Revenue related to arrangements with resellers is recognized when the product is delivered to the end user. Revenue from subscription licenses is recognized ratably over the term of the subscription beginning upon the delivery of the licensed product.

   Services revenue is primarily comprised of revenue from consulting fees, maintenance arrangements and training. Arrangements that include software services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When software services are considered essential, revenue under the arrangement is recognized as the services are delivered in accordance with SOP 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts." When software services are not considered essential, the revenue allocable to the software services based on vendor-specific objective evidence is recognized as the services are performed.

   Maintenance agreements provide for technical support and include the right to unspecified upgrades on an if-and-when-available basis. Maintenance revenue is deferred and recognized on a straight-line basis as services revenue over the life of the related agreement, which is typically one year.

   Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

   Support.com adopted Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), and Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" ("SOP 98-4"), as of January 1, 1998. SOP 97-2 and SOP 98-4 provide guidance for recognizing revenue on software transactions and supersede SOP 91-1, "Software Revenue Recognition." Full implementation guidelines for these standards have not yet been issued. Once available, the current revenue accounting practices may need to change and such changes could affect Support.com's future revenues and results of operations. In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. Support.com does not expect the final adoption of SOP 98-9 to have a material impact on its future revenues or results of operations.

Research and Development

   Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon the completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the accompanying statement of operations. The Company did not incur any cost related to software developed or obtained for internal use as defined SOP 98-1.

Advertising Costs

   Advertising costs are recorded as sales and marketing expense in the period in which they are incurred. Advertising expense for the period from inception (December 3, 1997) to December 31, 1998 and the year ended December 31, 1999 were approximately $0 and $70,675, respectively.

                               SUPPORT.COM, INC.

                               December 31, 1999


Stock-Based Compensation

   The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and has adopted the disclosure only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

   Any deferred stock compensation calculated according to APB 25 is amortized over the vesting period of the individual options, generally four years, using the graded vesting method. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in greater vesting in earlier years than straight-line.

   All stock-based awards to non-employees are accounted for at their fair value, as calculated using the Black-Scholes model, in accordance with FAS No. 123 and Emerging Issues Task Force Consensus No. 96-18. The options are subject to periodic re-valuation over their vesting terms.

Net Loss Per Share

   Basic and diluted net loss per share are presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"), for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of Support.com's initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, Support.com has not had any issuances or grants for nominal consideration.

   Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Had Support.com been in a net income position, diluted earnings per share would have included the shares used in the computation of basic net loss per share as well as the impact of common shares outstanding subject to repurchase and outstanding options and warrants to purchase an additional 2,306,761 and 7,586,002 shares, prior to the application of the treasury stock method, for the period from inception (December 3, 1997) to December 31, 1998 and the year ended December 31, 1999, respectively. Such shares have been excluded because they are antidilutive for all periods presented. Shares of convertible preferred stock have been excluded from the computation.

Comprehensive Loss

   Support.com adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), at December 31, 1998. Under FAS 130, Support.com is required to display comprehensive income and its components as part of the financial statements. Other comprehensive income includes certain changes in equity that are excluded from net loss. The Company has no material components of other comprehensive loss and, as a result, the comprehensive loss is the same as the net loss for all periods presented.

Segment Information

   Support.com operates in one segment. For the year ended December 31, 1999, revenue from customers located outside the United States was approximately $46,000 and was derived from customers in Canada and the United Kingdom.

                               SUPPORT.COM, INC.

                               December 31, 1999


Pro Forma Net Loss Per Share (Unaudited)

   Pro forma net loss per share is computed using the weighted-average number of shares of common stock outstanding, including the pro forma effects of the automatic conversion of Support.com's convertible preferred stock into shares of common stock, effective upon the closing of Support.com's initial public offering as if such conversion occurred at the date of original issuance. Pro forma stockholders' equity at December 31, 1999, as adjusted for the conversion of the convertible preferred stock, is disclosed on the balance sheet.

   A reconciliation of shares used in the calculation of basic and diluted and pro forma net loss per share follows (In thousands except per share data):

                                         Period from inception
                                         (December 3, 1997) to    Year ended
                                           December 31, 1998   December 31, 1999
                                         --------------------- -----------------
   Net loss attributable to common
    stockholders.......................         $(2,964)           $(15,366)
                                                =======            ========
   Basic and diluted:
     Weighted-average shares of common
      stock outstanding................           6,432               7,166
     Less weighted-average shares
      subject to repurchase............          (1,205)               (523)
                                                -------            --------
     Shares used in computing basic and
      diluted net loss per share.......           5,227               6,643
                                                =======            ========
   Basic and diluted net loss per
    share..............................         $ (0.57)           $  (2.31)
                                                =======            ========
   Pro forma:
     Net loss..........................                            $(14,294)
                                                                   ========
     Shares used above.................                               6,643
     Unaudited pro forma adjustment to
      reflect weighted effect of
      assumed conversion of convertible
      preferred stock..................                              13,494
                                                                   --------
     Shares used in computing unaudited
      pro forma basic and diluted net
      loss per share...................                              20,137
                                                                   ========
   Unaudited pro forma basic and
    diluted net loss per share.........                            $  (0.71)
                                                                   ========

Recent Accounting Pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which will be effective for the year ending December 31, 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. Support.com believes the adoption of SFAS 133 will not have a material effect on the financial statements, since it currently does not invest in derivative instruments and engage in hedging activities.

                               SUPPORT.COM, INC.

                               December 31, 1999


2. Property and Equipment

   Property and equipment are stated at cost and consist of the following (In thousands):

                                                                    December
                                                                       31,
                                                                   ------------
                                                                   1998   1999
                                                                   ----  ------
   Computer and software equipment................................ $168  $1,193
   Furniture and equipment........................................  106       5
   Leasehold improvements.........................................    5      --
                                                                   ----  ------
                                                                    279   1,198
   Accumulated depreciation and amortization......................  (23)   (317)
                                                                   ----  ------
                                                                   $256  $  881
                                                                   ====  ======

   As of December 31, 1999, property and equipment included amounts acquired under capital leases of approximately $1,112,000, with related accumulated amortization of approximately $267,000. This includes property and equipment with a net book value of approximately $122,000 at December 31, 1999 that was acquired in 1998 and financed in 1999 through a sale-leaseback transaction.

3. Capital Leases, Borrowings and Commitments

   In October 1998, the Company entered into a Loan and Security Agreement, a Subordinated Loan and Security Agreement and a Lease Agreement with a financial institution. In connection with each of these agreements, the Company issued warrants to the financial institution (see Note 4). Additionally, the Company cannot declare or pay any cash dividends or make a distribution on any class of stock without the consent of the lender.

   The Loan and Security Agreement allows the Company to borrow up to $1,500,000 in minimum installments of $500,000 evidenced by secured promissory notes. Each promissory note bears interest at the rate of 9% per annum, is payable in 36 monthly installments, and is secured by substantially all of the Company's assets. At December 31, 1999, the Company had borrowed $1,500,000 under this agreement. Remaining principal payments under these notes for the years ending December 31, 2000, 2001 and 2002 are approximately $639,000, $699,000 and $61,000, respectively.

   The Subordinated Loan and Security Agreement allows the Company to borrow up to $1,000,000 in two installments of $500,000 evidenced by subordinated secured promissory notes. Each promissory note bears interest at the rate of 12.5% per annum, is payable in 9 monthly installments of interest only followed by 33 monthly installments of principal and interest. Each note is secured by substantially all of the Company's assets. At December 31, 1999, the Company had borrowed $1,000,000 under this agreement. Principal payments due for the years ended December 31, 2000, 2001 and 2002 are approximately $282,000, $362,000 and $356,000, respectively.

   The Lease Agreement allows the Company to borrow up to $2,500,000. The Company can borrow under this agreement until 2001 and advances may only be used to finance purchases of equipment, software and tenant improvements, subject to certain limitations. Advances are secured by the assets acquired. Each equipment advance is payable in 48 monthly installments of principal and interest, computed at the monthly rate of 2.9% of the principal balance. At December 31, 1999, the Company had borrowed approximately $1,112,000 under this agreement.

                               SUPPORT.COM, INC.

                               December 31, 1999


   The Company leases its facilities under noncancelable operating lease agreements which expire at various dates from 2000 to 2001. Rent expense was approximately $783,000 for the year ended December 31, 1999 and approximately $184,000 for the period from inception (December 3, 1997) to December 31, 1998. The Company has subleased one of its facilities to a third party. Sublease rental income was approximately $162,000 for the year ended December 31, 1999 and approximately $45,000 for the period from inception (December 3, 1997) to December 31, 1998. Payments due under the sublease rental agreement are approximately $309,000 in 2000 and $178,000 in 2001. The sublease rental agreement expires in July 2001.

   As of December 31, 1999, minimum payments under noncancelable lease agreements were as follows (in thousands):

   Years ending                                               Capital  Operating
   December 31,                                               Leases    Leases
   ------------                                               -------  ---------
    2000....................................................  $  336    $1,349
    2001....................................................     344       850
    2002....................................................     344        --
    2003....................................................     187        --
                                                              ------    ------
      Total minimum lease and principal payments............   1,211    $2,199
                                                                        ======
   Amount representing interest.............................    (138)
                                                              ------
   Present value of future payments.........................   1,073
   Current portion of capital lease obligations.............     274
                                                              ------
   Noncurrent portion.......................................  $  799
                                                              ======

4. Redeemable Convertible Preferred Stock and Stockholders' Equity

Preferred Stock

   Each share of preferred stock is, at the option of the holder, convertible into one share of common stock, subject to certain adjustments for dilution, if any, resulting from future stock issuances. The outstanding shares of preferred stock automatically convert into common stock immediately prior to the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which the Company receives at least $15,000,000 in gross proceeds and the market valuation for the Company is at least $125,000,000. Each class of preferred stock automatically converts into common stock at the election of holders of at least a majority of the outstanding shares.

   As of December 31, 1999, convertible preferred stock consisted of the following:

                                                             Non-
                                                          cumulative Liquidation
                                     Shares     Shares     Dividend  Preference
                                   Authorized Outstanding Per Share   Per Share
                                   ---------- ----------- ---------- -----------
   Series A.......................  3,571,600  3,571,600    $   --     $0.070
   Series B.......................  7,346,108  7,346,108    $0.550     $0.687
   Series C.......................  4,810,000  4,638,618    $0.262     $3.271
                                   ---------- ----------
                                   15,727,708 15,556,326
                                   ========== ==========

   The holders of Series B and C preferred stock are entitled to receive dividends payable in preference and priority to any payment of any dividend on Series A preferred stock and common stock. No dividends have been declared as of December 31, 1999.

                               SUPPORT.COM, INC.

                               December 31, 1999


   The liquidation preference of the convertible preferred stock is subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting such share and, in addition, an amount equal to all declared but unpaid dividends on the shares of preferred stock. The liquidation preference of the Series B and C preferred stock is increased at the rate, without compounding, of 8% per year, such rate to be prorated over the length of any partial year. Any remaining assets would then be distributed on a pro rata basis among the holders of common stock.

   The majority of the holders of Series B redeemable convertible preferred stock can require the Company to redeem one-third, two-thirds, and all of the outstanding Series B redeemable convertible preferred stock, together with a 8% annual rate of return, at any time after June 19, 2003, June 19, 2004 and June 19, 2005, respectively. The carrying amount of Series B redeemable convertible preferred stock is being increased by periodic accretions so that its carrying amount will equal the redemption amount at the redemption date.

   The majority of the holders of Series C redeemable convertible preferred stock can require the Company to redeem one-third, two-thirds, and all of the outstanding Series C redeemable convertible preferred stock, together with a 8% annual rate of return, at any time after June 14, 2004, June 14, 2005 and June 14, 2006, respectively. The carrying amount of Series C redeemable convertible preferred stock is being increased by periodic accretions so that its carrying amount will equal the redemption amount at the redemption date.

   The preferred stockholders have voting rights equal to the common shares issuable upon conversion of their preferred shares.

   At December 31, 1998, the Company had a receivable from a stockholder for $250,229 in connection with the purchase of Series B preferred stock. The receivable was included in prepaids and other currents assets. The Company collected the receivable during 1999.

Common Stock

   The Company has reserved shares of common stock for issuance at December 31, 1999 as follows:

   Stock Option Plan.................................................  3,952,440
   Warrants..........................................................    164,483
   Conversion of preferred stock..................................... 15,556,326
                                                                      ----------
                                                                      19,673,249
                                                                      ==========

   Certain option holders have exercised options to purchase shares of common stock in exchange for four-year, full recourse promissory notes. The notes bear interest at 5.9% and expire on various dates through 2003. The Company has the right to repurchase all unvested shares purchased by the notes at the original exercise price in the event of employee termination. The number of shares subject to this repurchase right decreases as the shares vest under the original option terms, generally over four years. As of December 31, 1999, there were 1,560,000 shares subject to repurchase. These options were exercised at prices ranging from $0.90 to $0.99, with a weighted-average exercise price of $0.93 per share.

   Subsequent to year end, an option holder exercised 1,680,189 options to purchase shares of common stock in exchange for a four-year, full recourse promissory note. The note has terms which are identical to the notes exercised prior to year end. These options were exercised at at a price per share of $0.40.

                               SUPPORT.COM, INC.

                               December 31, 1999


Stock Warrants

   In October 1998 and July 1999, the Company issued warrants to a financial institution in conjunction with the Loan and Security Agreement, Subordinated Loan and Security Agreement and the master lease agreement (see Note 3). The warrant issued in October 1998 allows the financial institution to purchase 98,511 shares of the Company's Series C preferred stock at an exercise price of $1.98 per share. The warrant issued in July 1999 allows the financial institution to purchase 27,511 shares of the Company's Series C preferred stock at an exercise price of $3.27 per share. The warrants became exercisable in June 1999 and July 1999, respectively. The warrants granted in July 1999 shall be exercisable for a period of seven years or three years from the effective date of the Company's initial public offering, whichever is longer. The warrants granted in October 1998 will expire 7 years from issuance or at the time of the Company's initial public offering. The warrants were valued using the Black-Scholes model. The total value of approximately $308,000 is being amortized to interest expense over the term of the financing agreements.

   In August 1999, the Company issued warrants to a lessor in conjunction with a sublease agreement. The warrant allows the lessor to purchase 38,461 shares of the Company's Series C preferred stock at an exercise price of $6.50 per share. The warrant is immediately exercisable and expires in November 2001 or at the time of the Company's initial public offering. The warrants were valued using the Black-Scholes model. The total value of approximately $35,000 is being amortized to interest expense over the term of the lease agreements.

1998 Stock Option Plan

   During fiscal 1998, the Company adopted the 1998 Stock Option Plan (the "Plan"). Under the Plan, up to 8,124,434 shares of the Company's common stock may be granted as options or sold to eligible participants. Under the Plan, options to purchase common stock may be granted at no less than 85% of the fair value on the date of the grant (110% of fair value in certain instances), as determined by the board of directors. Options under the plan are immediately exercisable; however, shares issued are subject to the Company's right to repurchase such shares at the original issuance price, which lapses in a series of installments measured from the vesting commencement date of the option. Options generally vest and the repurchase rights lapse over a 48-month period from the date of grant and have a maximum term of 10 years.

   Pro forma information regarding net loss is required by FAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123. The fair value of these options was estimated at the date of grant using the minimum value method with the following weighted-average assumptions: risk-free interest rates of 6.5%; a dividend yield of 0%; and a weighted-average expected life of the option of 4.5 years for the years ended December 31, 1998 and 1999.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options using a graded vesting method. The effects of applying FAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net loss for future years.

   Support.com's pro forma information follows (in thousands, except per share amounts):

                                       Period from inception
                                       (December 3, 1997) to    Year ended
                                         December 31, 1998   December 31, 1999
                                       --------------------- -----------------
   Net loss:
     As reported......................        $(2,964)           $(15,366)
     Pro forma........................         (2,969)            (15,468)
   Basic and diluted net loss per
    share:
     As reported......................        $ (0.57)           $  (2.31)
     Pro forma........................          (0.57)              (2.33)

                               SUPPORT.COM, INC.

                               December 31, 1999


   Information with respect to stock option activity is summarized as follows:

                                                Options Outstanding    Weighted
                                    Options    ----------------------- Average
                                   Available   Number of    Price Per  Exercise
                                   for Grant     Shares       Share     Price
                                   ----------  ----------  ----------- --------
   Shares authorized..............  2,929,434          --           --     --
   Options granted................ (2,343,250)  2,343,250  $      0.10  $0.10
   Options exercised..............         --     (40,000) $      0.10  $0.10
   Options canceled...............     95,000     (95,000) $      0.10  $0.10
                                   ----------  ----------  -----------
   Balance at December 31, 1998...    681,184   2,208,250  $      0.10  $0.10
   Shares authorized..............  5,195,000          --           --     --
   Options granted................ (6,326,139)  6,326,139  $0.10-$0.99  $0.57
   Options exercised..............         --  (4,131,994) $0.10-$0.99  $0.46
   Options canceled...............    457,500    (457,500) $0.10-$0.90  $0.23
                                   ----------  ----------  -----------
   Balance at December 31, 1999...      7,545   3,944,895  $0.10-$0.90  $0.47
                                   ==========  ==========  ===========

   At December 31, 1998 and 1999, zero and 3,299,905 shares which had been issued upon exercise of options were subject to repurchase. At December 31, 1998 and 1999, options to acquire 5,500 and 444,899 shares were vested but not exercised.

   Exercise prices for options outstanding as of December 31, 1999 and the weighted-average remaining contractual life are as follows:

                                          Options Outstanding and Exercisable
                                          -------------------------------------------------
                                                                                 Weighted-
                                                                                  Average
                                                                                 Remaining
               Exercise                   Number of                             Contractual
              Price Range                  Shares                                  Life
              -----------                 ---------                             -----------
                                                                                (In years)
                 $0.10                      764,556                                7.79
                 $0.40                    2,163,689                                9.54
                 $0.90                    1,016,650                                9.68
                                          ---------                                ----
                                          3,944,895                                9.22
                                          =========                                ====

   The weighted-average fair value of options granted during 1998 and 1999 was $0.02 and $0.12, respectively.

Stock Compensation

   During the period from December 31, 1997 (inception) to December 31, 1998 and for the year ended December 31, 1999, in connection with the grant of certain share options to employees, Support.com recorded deferred stock compensation of approximately $169,000 and $17.7 million, respectively, representing the difference between the exercise price and the deemed fair value of Support.com's common stock on the date such stock options were granted. Such amounts are included as a reduction of stockholders' equity (deficit) and are being amortized by charges to operations on a graded vesting method. Support.com recorded amortization of deferred stock compensation expense of approximately $16,000 in 1998 and $3.5 million in 1999. At

                               SUPPORT.COM, INC.

                               December 31, 1999

December 31, 1999, Support.com had a total of approximately $14.3 million remaining to be amortized over the corresponding vesting period of each respective option, generally four years. The amortization expense relates to options awarded to employees in all operating expense categories. This amount has not been separately allocated to these categories.

5. Income Taxes

   The difference between the amount of income tax benefit calculated and the amount of income tax recorded using the U.S. federal statutory rate of 35% is primarily due to net operating losses not being benefited. Accordingly, there is no provision for income taxes for the period from December 17, 1997 (inception) to December 31, 1998 and for the year ended December 31, 1999.

   Significant components of Support.com's deferred tax assets are as follows (in thousands):

                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Deferred tax assets:
     Net operating loss carryforwards......................... $ 1,000  $ 4,100
     Deferred compensation....................................     --     1,400
     Other....................................................     100      900
                                                               -------  -------
       Total deferred tax assets..............................   1,100    6,400
   Valuation allowances.......................................  (1,100)  (6,400)
                                                               -------  -------
   Net deferred tax assets.................................... $    --  $    --
                                                               =======  =======

   The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes Support.com's historical operating performance and the reported cumulative net losses in all periods, the Company has provided a full valuation allowance against its net deferred tax assets.

   The valuation allowance increased by approximately $1.1 million and $5.3 million during the period from December 17, 1997 (inception) to December 31, 1998 and for the year ended December 31, 1999, respectively.

   As of December 31, 1999, the Company had federal and state net operating loss carryforwards each of approximately $10.1 million. The net operating loss carryforwards will expire at various dates beginning in 2005 through 2019, if not utilized.

   Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

                               SUPPORT.COM, INC.

                               December 31, 1999


6. Subsequent Events (Unaudited)

Initial Public Offering

   In February 2000, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed Initial Public Offering ("IPO"). If the offering is consummated under the terms presently anticipated, all of the currently outstanding convertible preferred stock will convert to shares of common stock upon the closing of the IPO on a one-for-one basis. The effect of this conversion has been reflected as unaudited pro forma stockholders' equity in the accompanying balance sheet at December 31, 1999.

   In February 2000, the Board of Directors also authorized 5,000,000 shares of undesignated preferred stock, for which the Board of Directors is authorized to fix the designation, powers, preferences and rights, and an increase in the authorized number of shares of common stock to 150,000,000 shares.

2000 Employee Stock Purchase Plan

   In February 2000, the Board of Directors approved the adoption of Support.com's 2000 Employee Stock Purchase Plan (the "2000 Purchase Plan"). A total of 2,000,000 shares of common stock have been reserved for issuance under the 2000 Purchase Plan. On January 1 of each year, the number of shares reserved automatically increases by the lesser of 2,000,000 shares, 3% of the outstanding shares, or an amount determined by the Board of Directors. The 2000 Purchase Plan permits eligible employees to acquire shares of Support.com's common stock through periodic payroll deductions of up to 15% of total compensation. No more than 1,000 shares may be purchased on any purchase date per employee. Each offering period will have a maximum duration of 24 months. Purchases occur on the last day of each June and December of each offering period. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of Support.com's common stock on each employee's applicable enrollment date or on the last day of the respective purchase period. The initial offering period commenced on the effectiveness of the initial public offering and will end on the last business day of December 2001.

2000 Omnibus Equity Incentive Plan

   In February 1999, the Board of Directors approved the adoption of Support.com's 2000 Omnibus Equity Incentive Plan (the "2000 Incentive Plan"), subject to stockholder approval. A total of 4,000,000 shares of common stock have been reserved for issuance to eligible participants under the 2000 Incentive Plan. On January 1 of each year, the number of shares reserved automatically increases by the lesser of 2,000,000 shares, 5% of outstanding shares, or an amount determined by the Board of Directors. The types of awards that may be made under the 2000 Incentive Plan include the grant of incentive stock options, the grant of nonstatutory stock options and stock purchase rights to employees, non-employee directors, advisors and consultants. Any shares not yet issued under Support.com's 1998 Stock Option Plan as of the date of Support.com's initial public offering will be available for grant under the 2000 Incentive Plan. The exercise price for incentive stock options may not be less than 100% of the fair market value of Support.com's common stock on the date of grant (85% for nonstatutory options).

Increase in Shares Available Under the 1998 Stock Option Plan

   In February 2000, the Board of Directors authorized, and the stockholders approved, an increase of 1,300,000 shares for issuance under Support.com's stock option plan.

                               SUPPORT.COM, INC.

                               December 31, 1999


Option Activity

   From January 1, 2000 to February 15, 2000, options to purchase 690,000 shares of common stock were granted to employees pursuant to the 1998 Stock Option Plan with exercise prices of between $2.00 and $5.50 per share. The Company estimates that additional deferred compensation of $3.7 million will be recorded as a result of these option grants and will be amortized to expense in accordance with the Company's policy. The Company also expects to incur non-cash charges of at least $700,000 in the first quarter of 2000 associated with other option arrangements.

Rescission Offer

   Shares issued, and option grants made under, the Company's 1998 Stock Plan were not exempt from registration or qualification under California state securities laws, and these stock issuances and option grants violated the registration requirements of California state securities laws because registration or qualification was not obtained. The Company intends to make a rescission offer to the holders of these shares and options which will be held open for 30 days after the effective date of this offering. If accepted, the rescission offer could require the Company to make payments including statutory interest.

                                 [Company Logo]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

                                                                      Payable by
                                                                      Registrant
                                                                      ----------
   SEC registration fee..............................................  $16,395
   National Association of Securities Dealers, Inc. filing fee.......    6,710
   Nasdaq National Market Listing Fee................................   95,000
   Accounting fees and expenses......................................     *
   Legal fees and expenses...........................................     *
   Printing and engraving expenses...................................     *
   Blue Sky fees and expenses........................................     *
   Registrar and Transfer Agent's fees...............................     *
   Miscellaneous fees and expenses...................................     *
                                                                       -------
     Total...........................................................     *
                                                                       =======

--------
* To be filed by amendment.

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article XI.B. of the Registrant's Amended and Restated Certificate of Incorporation (Exhibit 3.1 hereto) and Article XII of the Registrant's Amended and Restated Bylaws (Exhibit 3.2 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

   The Underwriting Agreement (Exhibit 1.1) provides for indemnification by ourselves, our underwriters and our directors and officers of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

     1. From December 1997 to December 31, 1999, the Registrant issued and sold 10,874,374 shares of common stock to employees, directors and consultants at prices ranging from $0.0001 to $0.90 per share.

     2. From December 8, 1997 to March 19, 1998, the Registrant issued and sold 3,571,600 shares of Series A preferred stock to a total of 4 investors for an aggregate purchase price of $250,012.00.

     3. On June 22, 1998, the Registrant issued and sold 7,346,108 shares of Series B preferred stock to a total of 9 investors for an aggregate purchase price of $5,050,228.87.

     4. On June 14, 1999, the Registrant issued and sold 4,638,618 shares of Series C preferred stock to a total of 35 investors for an aggregate purchase price of $15,175,147.93.

   The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

   See exhibits listed on the Exhibit Index following the signature page of the Form S-1, which is incorporated herein by reference.

  (b) Financial Statement Schedules

   Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The Registrant will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on the 18th day of February, 2000.

                                          Support.Com, Inc.

                                                /s/ Radha Ramaswami Basu
                                          By __________________________________
                                                   Radha Ramaswami Basu
                                            President, Chief Executive Officer
                                                       and Director

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Radha Ramaswami Basu, Brian M. Beattie and Mark
A. Vranesh, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                Name                             Title                    Date
                ----                             -----                    ----

    /s/ Radha Ramaswami Basu         President, Chief Executive    February 18, 2000
____________________________________ Officer and Director
        Radha Ramaswami Basu         (Principal Executive
                                     Officer)

      /s/ Brian M. Beattie           Senior Vice President of      February 18, 2000
____________________________________ Finance and Administration,
          Brian M. Beattie           Chief Financial Officer
                                     (Principal Financial Officer
                                     and Principal Accounting
                                     Officer)

       /s/ Mark J. Pincus            Director                      February 18, 2000
____________________________________
           Mark J. Pincus

      /s/ Matthew T. Cowan           Director                      February 18, 2000
____________________________________
          Matthew T. Cowan

                Name                             Title                    Date
                ----                             -----                    ----

       /s/ William L. Dunn           Director                      February 18, 2000
____________________________________
          William L. Dunn

        /s/ Bruce Golden             Director                      February 18, 2000
____________________________________
            Bruce Golden

      /s/ Edward S. Russell          Director                      February 18, 2000
____________________________________
         Edward S. Russell

        /s/ Roger J Sippl            Director                      February 18, 2000
____________________________________
           Roger J. Sippl

                                 EXHIBIT INDEX

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  1.1*   Form of Underwriting Agreement.

  3.1 Amended and Restated Certificate of Incorporation, to be effective upon consummation of this offering.

  3.2 Amended and Restated Bylaws, to be effective upon consummation of this offering.

  3.3    Amended and Restated Certificate of Incorporation.

  3.4    Certificate of Correction of the Amended and Restated Certificate of
         Incorporation.

  3.5    Bylaws.

  4.1*   Form of Common Stock Certificate.

  4.2 Registration Rights Agreement, dated June 22, 1998, by and among the registrant and the parties who are signatories thereto.

  4.3    Amended and Restated Registration Rights Agreement, dated June 14,
         1999, by and among the registrant and the parties who are signatories thereto.

  4.4    Warrant Agreement to Purchase Shares of Series C Convertible Preferred
         Stock, dated July 12, 1999, by and between the registrant and Comdisco, Inc.

  4.5 Warrant Agreement to Purchase Shares of Series C Preferred Stock, dated October 27, 1998, by and between the registrant and Comdisco, Inc.

  4.6 Warrant Agreement to Purchase Shares of Series C Preferred Stock, dated October 27, 1998, by and between the registrant and Comdisco, Inc.

  4.7 Warrant Agreement to Purchase Shares of Series C Preferred Stock, dated October 27, 1998, by and between the registrant and Comdisco, Inc.

  4.8 Letter Agreement, dated June 7, 1999, by and between the registrant and Comdisco, Inc.

  4.9 Warrant Agreement to Purchase Shares of Series C Preferred Stock by and between the registrant and Excite, Inc.

 4.10*   Warrant Agreement to Purchase Shares of Series C Preferred Stock dated
         February 17, 2000 by and between the registrant and General Electric
         Company.

  5.1*   Opinion of Pillsbury Madison & Sutro LLP.

 10.1    Registrant's 1998 Stock Option Plan.

 10.2    Registrant's 2000 Omnibus Equity Incentive Plan.

 10.3    Registrant's 2000 Employee Stock Purchase Plan.

 10.4    Form of Directors and Officers' Indemnification Agreement.

 10.5 Employment Agreement, dated June 24, 1998, by and between the registrant and Anthony C. Rodoni.

 10.6 Employment Agreement, dated May 26, 1999, by and between the registrant and Michael O'Rourke.

 10.7 Employment Agreement, dated July 15, 1999, by and between the registrant and Radha R. Basu.

 10.8 Employment Agreement, dated August 16, 1999, by and between the registrant and Scott Dale.

 10.9 Employment Agreement, dated August 16, 1999, by and between the registrant and Cadir Lee.

 10.10 Employment Agreement, dated September 27, 1999, by and between the registrant and Brian M. Beattie.

 10.11 Employment Agreement, dated December 7, 1999, by and between the registrant and Jim Hilbert.

 10.12 Employment Agreement, dated January 18, 2000, by and between the registrant and Lucille Hoger.

 10.13*  Employment Agreement, dated February   , 2000, by and between the
         registrant and Mark Pincus.

 10.14 Sublease Agreement, dated August 6, 1999, by and between the registrant and Excite, Inc.

 10.15+ Enterprise License Agreement, dated May 27, 1999, by and between the registrant and Bear, Stearns & Co., Inc.

 10.16+  Amendment No. 1 to Enterprise License Agreement, dated October 6,
         1999, by and between the registrant and Bear, Stearns & Co., Inc.

 10.17* Enterprise License Agreement dated February 17, 2000 by and between the registrant and General Electric Company.

 23.1    Consent of Ernst & Young LLP.

 23.2* Consent of Pillsbury Madison & Sutro LLP (contained in their opinion filed as Exhibit 5.1).

 24.1    Power of Attorney. Reference is made to Page II-3.

 27.1    Financial Data Schedule for Support.com, Inc. (in EDGAR format only).

-------
* To be filed by amendment.
+ Confidential Treatment Requested.